FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May Wealth balances

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC Holdings plc Earnings Release 1Q26
5 May 2026

Georges Elhedery, Group CEO, said:

"We continued to make positive progress in creating a simple, more agile, growing HSBC. Each of our four businesses contributed to firm-wide revenue growth and each delivered an annualised RoTE in excess of 17%, excluding notable items. In periods of greater uncertainty, customers turn to us more as their trusted partner to navigate complexity with the financial strength, stability and expertise they know they can rely on. We remain confident in achieving the targets we set out in February 2026."

Financial performance in 1Q26

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Reported profit before tax of $9.4bn decreased by $0.1bn compared with 1Q25. The decrease reflected higher expected credit losses and other credit impairment charges (‘ECL‘) in 1Q26, an adverse impact from notable items and a rise in operating expenses. This was partly offset by revenue growth from strong Wealth fee and other income, as well as higher banking net interest income (‘banking NII‘). Profit after tax of $7.4bn was $0.2bn lower than in 1Q25.
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In 1Q26, notable items included a disposal loss on classification to held for sale of $0.3bn associated with the planned sale of our business in Malta, and losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business. In 1Q25, notable items included $0.1bn of fair value losses on American Depositary Receipts (‘ADRs‘) received as part of the sale consideration for our business in Argentina.
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Constant currency profit before tax excluding notable items was $10.1bn, broadly stable compared with 1Q25. Revenue growth, driven by a strong performance in Wealth and higher banking NII, was broadly offset by higher ECL and operating expense growth.
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Annualised return on average tangible equity (‘RoTE‘) in 1Q26 was 17.3%, compared with 17.9% in 1Q25. Excluding notable items, annualised RoTE in 1Q26 was 18.7%, a rise of 0.3 percentage points compared with 1Q25.
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Revenue increased by $1.0bn or 6% to $18.6bn compared with 1Q25. The increase primarily reflected strong growth in Wealth fees and other income in our International Wealth and Premier Banking (‘IWPB‘) and Hong Kong business segments, supported by higher customer activity. The increase also included a one-off property asset disposal gain of $0.2bn, and growth in banking NII. This was partly offset by the year-on-year impact of notable items, mainly related to business disposals. Constant currency revenue excluding notable items rose by $0.7bn to $19.1bn.
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Net interest income (‘NII‘) of $8.9bn increased by $0.6bn or 8% compared with 1Q25, including an adverse $0.1bn one-off item in 1Q26. The increase was mainly driven by deposit balance growth, the benefit of reinvestment of our structural hedge at higher yields and the impact of lower market interest rates on the funding deployed to the trading book, partly offset by higher trading balances. Banking NII, which excludes the funding costs associated with the trading book, which were stable, increased by $0.7bn to $11.3bn.
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Net interest margin (‘NIM’) of 1.60% was 1 basis points (‘bps‘) higher compared with 1Q25. NIM was 4bps lower compared with 4Q25, primarily reflecting the impact of a one-off item in 1Q26.
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ECL of $1.3bn were $0.4bn higher compared with 1Q25. The charge in 1Q26 primarily reflected a $0.4bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our Corporate and Institutional Banking (‘CIB‘) business, as well as a $0.3bn increase in allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East on 28 February 2026. ECL in 1Q25 included charges related to geopolitical tensions and higher trade tariffs.
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Operating expenses of $8.7bn were $0.6bn or 8% higher compared with 1Q25. The increase reflected the phasing of the performance-related pay accrual relative to 1Q25, the impacts of inflation, higher planned spend and investment in technology, and an adverse impact from foreign currency translation differences of $0.4bn. These increases were partly mitigated by cost reductions from our organisational simplification. Target basis operating expenses rose by $0.3bn or 3%, including a higher performance-related pay accrual.
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Customer lending balances increased by $13.6bn compared with 4Q25, including adverse foreign currency translation differences. On a constant currency basis, lending balances increased by $20.1bn, with growth across all of our business segments.
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Customer accounts decreased by $5.1bn compared with 4Q25, including adverse foreign currency translation differences. On a constant currency basis, customer accounts increased by $9.2bn, primarily driven by balance growth in CIB in Asia, notably in Hong Kong. Deposit growth was partly offset by the classification of deposits from the planned sale of our business in Malta to ‘liabilities of disposal groups held for sale‘.
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Common equity tier 1 (‘CET1’) capital ratio of 14.0% decreased by 0.9 percentage points compared with 4Q25, reflecting the impact of the privatisation of Hang Seng Bank, dividends and an increase in risk-weighted assets (‘RWAs‘), partly offset by regulatory profit.
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The Board has approved a first interim dividend for 2026 of $0.10 per share.

Outlook

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We retain all of the Group financial targets we announced at our full year 2025 annual results in February 2026, including a RoTE of 17% or better for 2026, 2027 and 2028, excluding notable items.
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The macroeconomic outlook is facing heightened uncertainty, creating volatility in both economic forecasts and financial markets resulting in both tailwinds and headwinds. The Group is well-positioned to manage the impacts of these challenges through our high-quality revenue streams, conservative approach to credit risk and strong deposit franchise. Supporting our clients through this volatile period is a top priority.
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We now expect banking NII of around $46bn in 2026, reflecting an improved interest rate outlook, while recognising the outlook remains volatile and uncertain. We had previously provided banking NII guidance of at least $45bn for 2026.
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We now expect an ECL charge as a percentage of average gross loans to be around 45bps (including held for sale loan balances) for 2026, reflecting ongoing uncertainty in the outlook. Our previous ECL guidance for 2026 was around 40bps of average gross loans (including held for sale loan balances). Over the medium term, we retain our planning range of 30-40bps.
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We retain our commitment to Group-wide cost discipline. We continue to target growth in target basis operating expenses of approximately 1% compared with 2025. Our target basis operating expenses measure excludes notable items and includes the impact of simplification-related saves associated with our announced strategic reorganisation.
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We intend to continue to manage the CET1 capital ratio within our medium-term target range of 14%–14.5%. A decision to recommence buy-backs will be subject to our normal buy-back considerations and process on a quarterly basis.
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The Group is well positioned to manage the changes and uncertainties prevalent within the global environment in which we operate, including in relation to the conflict in the Middle East. As part of our periodic internal stress testing, we have modelled a range of integrated downside stress scenarios of increasing severity and duration, which include higher oil prices, rising inflation, a material slowdown in GDP, rising unemployment and market disruption. Under these scenarios, we could expect a mid-to-high single digit percentage adverse impact on profit before tax, which if unmitigated, could bring RoTE excluding notable items below our 17% or better target in 2026.
➢
Our targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-April 2026) and rates of foreign exchange, as well as customer behaviour and activity levels.
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We do not reconcile our forward guidance on RoTE excluding notable items, constant currency revenue excluding notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
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See page 6 for a further explanation of RoTE excluding notable items, constant currency revenue excluding notable items, banking NII, target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 46.

Presentation to investors and analysts

HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of this Earnings Release 1Q26. The call will take place at 07.45am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

About HSBC

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. With assets of $3.3tn at 31 March 2026, HSBC is one of the world’s largest banking and financial services organisations.

The Group‘s operating segments comprise of four businesses along with Corporate Centre:

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Hong Kong

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UK

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Corporate and Institutional Banking

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International Wealth and Premier Banking

Our Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank. Our UK business comprises UK Retail Banking and Wealth (including first direct and M&S Bank) and UK Commercial Banking, including HSBC Innovation Bank. CIB integrates our Commercial Banking business (outside of the UK and Hong Kong) with our Global Banking and Markets business. IWPB comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset Management and Insurance businesses. Corporate Centre results primarily comprise the financial impact from certain acquisitions and disposals and the share of profit, dilution and impairment loss impacts from interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Notes

Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2026 and the quarter ended 31 March 2025. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2026 and the corresponding balances at 31 December 2025. Unless otherwise stated, the factors impacting constant currency income statement performance between periods are the same factors discussed in relation to reported income statement performance for the same periods.

The financial information on which this Earnings Release 1Q26 is based is unaudited. Other than the adoption of certain amendments to IFRS 9 ‘Financial Instruments‘ effective from 1 January 2026, which have had no material impact on the Group, it has been prepared in accordance with our material accounting policies as described on pages 274 to 285 of the Annual Report and Accounts 2025.

Reshaping the Group for growth

On 26 January 2026, we completed our privatisation of Hang Seng Bank, following shareholder and Court approval. Hang Seng Bank is now a wholly-owned subsidiary of the HSBC Group and Hang Seng Bank shares have been withdrawn from the Hong Kong Stock Exchange. Through the privatisation of Hang Seng Bank, we expect to realise $0.5bn in pre-tax revenue and cost synergies across both our brands in Hong Kong by the end of 2028. We expect to incur associated restructuring costs of $0.6bn, of which one-off income statement impacts would be reported as material notable items. We also have an ambition to generate further revenue and cost opportunities of around $0.4bn by the end of 2028 across both our brands in Hong Kong.

At our 2024 full-year results we announced measures to simplify the Group, and we have committed to deliver an annualised reduction of around $1.5bn in our cost base, expected by the end of 2026 from our organisational simplification programme.

We remain on track to have taken actions to deliver our $1.5bn annualised cost reduction by the end of June 2026, which is six months earlier than planned. To date, we have identified and actioned annualised cost savings of approximately $1.4bn, which resulted in a reduction of around $0.6bn in operating expenses in the income statement in 2025, and a $0.3bn reduction in 1Q26. In 1Q26 we incurred $0.1bn in restructuring and other related costs, primarily related to severance, taking the total charge to date to $1.2bn.

We are also focused on opportunities where we have a clear competitive advantage and accretive returns, and we aim to redeploy approximately $1.8bn of additional costs saved from non-strategic activities into these areas over the medium term. This includes the additional $0.3bn of costs saved from the synergies generated from our privatisation of Hang Seng Bank.

During the first quarter of 2026, we completed the sales of our UK life insurance business and our business in South Africa. In addition, we reclassified to held for sale the assets and liabilities related to the planned sale of our business in Malta. On 30 April 2026, we completed the sale of our retail banking business in Sri Lanka.

On 4 May 2026, we entered into a binding agreement to sell our retail banking business in Indonesia. The proposed transaction remains subject to regulatory approval and is expected to complete in the first half of 2027. Targeted strategic reviews of our retail businesses in Australia and Egypt, and HSBC Life Singapore, remain underway on which no decisions have been made. Our CIB businesses in these markets, as well as in Indonesia are unaffected.

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For further details on business disposals, see page 14.

From 1 January 2026, we have updated our definition of Wealth balances to exclude Asset Management third-party distribution assets. On this new basis, Wealth balances as at 31 March 2026 across all of our business segments were $1.6tn, broadly stable compared with 31 December 2025. Within this we have attracted net new money (‘NNM‘) in 1Q26 of $39bn, with $34bn booked in Asia. This compared with NNM in 1Q25 of $23bn, with $19bn booked in Asia.

Transaction banking continues to perform well as we leverage our network and capabilities to capture opportunities from changing trade and capital flows. In 1Q26, fee and other income in Wholesale Transaction Banking rose by 2% compared with 1Q25, reflecting increases in Securities Services, Global Trade Solutions (‘GTS‘) and Global Payment Solutions (‘GPS‘).

Financial summary
Key financial metrics
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
Reported results
Profit before tax ($m)	9,376	6,802	9,484
Profit after tax ($m)	7,394	5,187	7,570
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	18,624	16,364	17,649
Cost efficiency ratio (%)	46.8	57.0	45.9
Net interest margin (%)	1.60	1.64	1.59
Basic earnings per share ($)	0.41	0.28	0.39
Diluted earnings per share ($)	0.40	0.27	0.39
Dividend per ordinary share (in respect of the period) ($)	0.10	0.45	0.10

Alternative performance measures
Constant currency profit before tax ($m)	9,376	6,846	9,788
Constant currency revenue ($m)	18,624	16,464	18,319
Constant currency banking net interest income ($m)	11,253	11,806	11,007
Constant currency cost efficiency ratio (%)	46.8	57.0	46.1
Constant currency profit before tax excluding notable items ($m)	10,055	8,630	10,078
Constant currency revenue excluding notable items ($m)	19,125	17,831	18,411
Constant currency profit before tax excluding notable items and strategic transactions ($m)	10,055	N/A	9,984
Constant currency revenue excluding notable items and strategic transactions ($m)	19,125	N/A	18,233
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.52	0.36	0.38
Basic earnings per share excluding material notable items and related impacts ($)	0.44	0.37	0.39
Return on average ordinary shareholders’ equity (annualised) (%)	16.0	10.8	16.6
Return on average tangible equity (annualised) (%)	17.3	11.8	17.9
Return on average tangible equity excluding notable items (annualised) (%)	18.7	15.9	18.4
Target basis operating expenses ($m)	8,543	8,974	8,264

	At
	31 Mar 2026	31 Dec 2025	31 Mar 2025
Balance sheet
Total assets ($m)	3,306,011	3,233,034	3,054,36
Net loans and advances to customers ($m)	1,001,957	988,399	944,708
Constant currency net loans and advances to customers ($m)	1,001,957	981,879	965,802
Customer accounts ($m)	1,781,761	1,786,828	1,666,485
Constant currency customer accounts ($m)	1,781,761	1,772,579	1,696,120
Average interest-earning assets, year to date ($m)	2,261,415	2,190,078	2,124,161
Loans and advances to customers as % of customer accounts (%)	56.2	55.3	56.7
Total shareholders’ equity ($m)	196,819	198,225	190,810
Tangible ordinary shareholders’ equity ($m)	162,335	165,153	160,398
Net asset value per ordinary share at period end ($)	10.17	10.36	9.74
Tangible net asset value per ordinary share at period end ($)	9.46	9.64	9.08
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)1,2	14.0	14.9	14.7
Risk-weighted assets ($m)1,2	883,759	888,647	853,257
Total capital ratio (%)1,2	19.7	20.5	19.9
Leverage ratio (%)1,2	5.0	5.3	5.4
High-quality liquid assets (liquidity value) ($m)2,3	710,604	702,123	660,704
Liquidity coverage ratio (%)2,3	135	137	139
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,164	17,140	17,668
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,293	17,276	17,836
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,129	17,136	17,769

➢
For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 22. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 30.

1 Regulatory capital ratios and requirements are based on the Prudential rules in force at the time.
2 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
3 The liquidity coverage ratio (‘LCR‘) is based on the average value of the preceding 12 months.

Basis of presentation

Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which reflect the movements of the US dollar against most major currencies during 2026. Excluding these differences allows us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business. Foreign currency translation differences at 31 March 2026 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

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the income statements for 4Q25 and 1Q25 at the average rate of exchange for 1Q26;
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the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2026.

No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.

Notable items and material notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.

Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group‘s income statement, and such items are excluded from our ‘dividend payout ratio target basis’ calculation and ‘basic earnings per share excluding material notable items and related impacts’ measure. Material notable items in 1Q26 or relevant comparative periods relate to the operating expenses associated with actions to exit or wind down non-strategic businesses.

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The tables on pages 22 to 24 and pages 27 to 29 detail the effects of notable items on each of our business segments and legal entities.

Impact of strategic transactions
In addition to the items categorised as material notable items, the impacts of strategic transactions include the distorting impact observed between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. Once a transaction has completed or a wind-down has commenced, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period as a result of a transaction, or a reduction in revenue or costs has arisen from the wind-down of a business. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions. In the case of wind-downs, or transactions that complete in phased tranches, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event that there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.

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See page 25 for further details on the impact of strategic transactions.

Management view of revenue on a constant currency basis
We provide breakdowns of revenue for each of our business segments on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed. In the management view of revenue, notable items are presented separately.

We group certain products in a consistent manner across our business segments. Wholesale Transaction Banking comprises our Global Foreign Exchange, GPS, GTS and Securities Services businesses. Wealth comprises our Investment Distribution, Insurance, Private Bank and Asset Management businesses.

On page 7 we also provide a summarised management view of revenue for the Group‘s results, on reported foreign exchange rates, to supplement the Group‘s reported revenue performance using the product grouping which is used to manage and assess our segmental performance.

Impact of hyperinflationary accounting
We continue to treat Türkiye as a hyperinflationary economy for accounting purposes. The impact of applying International Accounting Standard (‘IAS’) 29 ‘Financial Reporting in Hyperinflationary Economies’ and the hyperinflation provisions of IAS 21 ’The Effects of Changes in Foreign Exchange Rates’ in the current period on our operations in Türkiye was a decrease in the Group’s profit before tax of $62m (4Q25: $31m decrease; 1Q25: $48m decrease). The consumer price index at 31 March 2026 for Türkiye was 121.47, an increase in the 1Q26 period of 11.08 compared with 4Q25 (4Q25: 4.61 increase compared with 3Q25; 1Q25: 8.49 increase compared with 4Q24).

Use of alternative performance measures

Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards‘), as detailed in our financial statements starting on page 262 of the Annual Report and Accounts 2025.

To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with the US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting period-on-period comparisons. The ‘constant currency performance’ measure used throughout this report is described on page 5. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 30. All alternative performance measures are reconciled to the closest reported performance measure.

Return on average tangible equity excluding notable items
The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. To better align with market practice, from our 2025 full-year results, we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.

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See page 31 for the definition of return on average tangible equity excluding notable items and page 31 for the reconciliation to the GAAP measure.

Banking net interest income
Banking net interest income (‘banking NII‘) adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions.

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For more information on banking NII, including the reconciliation to the GAAP measure, see page 11.

Constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions
To aid the understanding of our results, we separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘, which also exclude the impact of strategic transactions classified as material notable items. We consider these measures to provide useful information to investors as they remove items that distort period-on-period comparisons.

The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals and that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.

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See page 31 for the reconciliation to the GAAP measure.

Target basis operating expenses
Target basis operating expenses includes the impact of simplification-related saves associated with our announced strategic reorganisation, is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

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See page 33 for the reconciliation to the GAAP measure.

Basic earnings per share excluding material notable items and related impacts
We have established a dividend payout ratio target basis of 50% for 2026. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts.

Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, which we exclude from earnings per share material notable items and related impacts.

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See page 25 for the supplementary analysis of the impact of strategic transactions.
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See page 30 for the definition of ‘basic earnings per share excluding material notable items and related impacts‘ and page 33 for the reconciliation to the GAAP measure.

Income statement results
Summary consolidated income statement
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Net interest income	8,945	9,196	8,302
Net fee income	3,719	3,194	3,324
Net income from financial instruments held for trading or managed on a fair value basis	5,450	4,621	5,356
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(364)	1,619	1,521
Insurance finance income/(expense)	401	(1,656)	(1,556)
Insurance service result	491	439	347
(Losses)/gains recognised on sale of business operations1	(505)	134	2
Other operating (expense)/income2	487	(1,183)	353
Net operating income before change in expected credit losses and other credit impairment charges3	18,624	16,364	17,649
Change in expected credit losses and other credit impairment charges	(1,301)	(901)	(876)
Net operating income	17,323	15,463	16,773
Total operating expenses excluding amortisation and impairment of intangible assets	(7,997)	(8,612)	(7,489)
Amortisation and impairment of intangible assets	(724)	(718)	(613)
Operating profit	8,602	6,133	8,671
Share of profit in associates and joint ventures	774	669	813
Profit before tax	9,376	6,802	9,484
Tax expense	(1,982)	(1,615)	(1,914)
Profit after tax	7,394	5,187	7,570
Attributable to:
– ordinary shareholders of the parent company	6,938	4,719	6,932
– other equity holders	407	225	392
– non-controlling interests	49	243	246
Profit after tax	7,394	5,187	7,570
	$	$	$
Basic earnings per share	0.41	0.28	0.39
Diluted earnings per share	0.40	0.27	0.39
Dividend per ordinary share (paid in the period)	—	0.10	—
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	16.0	10.8	16.6
Return on average tangible equity (annualised)	17.3	11.8	17.9
Cost efficiency ratio	46.8	57.0	45.9

1 Amounts in 1Q26 include $0.2bn on the recycling in foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in HSBC Bank Malta plc.
2 Amounts in 4Q25 include recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF.
3 Also referred to as revenue.

1Q26 compared with 1Q25 – reported results
Movement in reported profit compared with 1Q25
	Quarter ended
			Variance
			1Q26 vs. 1Q25
	31 Mar 2026	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	18,624	17,649	975	6	(572)
– of which: net interest income	8,945	8,302	643	8	5
ECL	(1,301)	(876)	(425)	(49)	—
Operating expenses	(8,721)	(8,102)	(619)	(8)	82
Share of profit from associates and joint ventures	774	813	(39)	(5)	—
Profit before tax	9,376	9,484	(108)	(1)	(490)
Tax expense	(1,982)	(1,914)	(68)	(4)
Profit after tax	7,394	7,570	(176)	(2)
Revenue excluding notable items	19,125	17,740	1,385	8	(162)
Profit before tax excluding notable items	10,055	9,766	289	3

 1 For details, see ‘Strategic transactions supplementary analysis‘ on page 25.
Supplementary management view of revenue
	Quarter ended
			Variance
			1Q26 vs. 1Q25
	31 Mar 2026	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	%	$m
Banking NII2	11,253	10,599	654	6	2
Fee and other income	7,872	7,141	731	10	(164)
– Wealth	2,697	2,290	407	18	(37)
– Wholesale Transaction Banking	3,081	2,912	169	6	(1)
– Other	2,094	1,939	155	8	(126)
Revenue excluding notable items3	19,125	17,740	1,385	8	(162)
Notable items	(501)	(91)	(410)	>(100)	(410)
Revenue	18,624	17,649	975	6	(572)

1 For details, see ‘Strategic transactions supplementary analysis‘ on page 25.
2 For a reconciliation of banking NII to reported NII, see page 11. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 1Q26 (1Q25: nil).
3 For a reconciliation of reported revenue to revenue excluding notable items, see page 31.

Notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(501)	(1,359)	(91)
Dilution loss of interest in BoCom associate	—	—	—
Currency translation on revenue notable items		(8)	(1)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(50)	(157)	(50)
Restructuring and other related costs	(128)	(257)	(141)
Legal provisions	—	(11)	—
Currency translation on operating expenses notable items		8	(7)
Impairment of interest in associate	—	—	—
Currency translation on associate notable items		—	—

1Q26 compared with 1Q25 – constant currency basis
Movement in profit before tax compared with 1Q25 – on a constant currency basis
	Quarter ended
			Variance
			1Q26 vs. 1Q25
	31 Mar 2026	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	18,624	18,319	305	2	(587)
ECL	(1,301)	(923)	(378)	(41)	—
Operating expenses	(8,721)	(8,453)	(268)	(3)	84
Share of profit from associates and joint ventures	774	845	(71)	(8)	—
Profit before tax	9,376	9,788	(412)	(4)	(503)

 1 For details, see ‘Strategic transactions supplementary analysis‘ on page 25.

1Q26 compared with 1Q25 – performance commentary
Reported profit before tax of $9.4bn was $0.1bn lower than in 1Q25, driven by higher ECL charges, as well as an adverse impact from notable items and growth in operating expenses. In 1Q26, notable items primarily comprised a disposal loss on classification to held for sale of $0.3bn associated with the planned sale of our business in Malta, and losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business. In 1Q25, notable items included $0.1bn of fair value losses on ADRs received as part of the sale consideration for our business in Argentina. We disposed of these ADRs during the second quarter of 2025. These reductions were partly offset by revenue growth from strong fee and other income growth in Wealth in our IWPB and Hong Kong businesses and higher banking NII.

On a constant currency basis, profit before tax of $9.4bn was 4% lower compared with 1Q25. Excluding notable items, profit before tax of $10.1bn was broadly stable compared with 1Q25.

Reported revenue of $18.6bn was $1.0bn or 6% higher than in 1Q25 reflecting fee and other income and banking NII growth. This was partly offset by a net adverse movement in notable items of $0.4bn, primarily relating to the planned sale of our business in Malta and the completion of the sale of our UK life insurance business in 1Q26.

Revenue excluding notable items increased by $1.4bn or 8%, reflecting fee and other income growth, primarily in Wealth. There was a strong performance in investment distribution, in both our IWPB and Hong Kong business segments, and an increase in Private Bank supported by higher customer activity. In addition, there was growth in Insurance fee and other income driven by higher contractual service margin (‘CSM‘) release given continued year-on-year growth in our CSM balance, notably in Hong Kong, favourable experience variances, and the non-recurrence of onerous contract losses, notably in mainland China.

Fee and other income increased in Wholesale Transaction Banking and also in Corporate Centre due to a one-off property asset disposal gain of $0.2bn. These increases were partly offset by a reduction in fee and other income in Debt and Equity Markets.

NII increased by $0.6bn compared with 1Q25, including an adverse $0.1bn one-off item in 1Q26. The increase was mainly driven by deposit balance growth, the benefit of reinvestment of our structural hedge at higher yields and the impact of lower market interest rates on the funding deployed to the trading book, partly offset by higher trading balances. The funding costs associated with generating trading and fair value income were $2.4bn. Banking NII, which excludes these costs, increased by $0.7bn to $11.3bn.

On a constant currency basis, revenue increased by $0.3bn or 2%.

Reported ECL of $1.3bn were $0.4bn higher compared with 1Q25. The charge in 1Q26 primarily reflected a $0.4bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business, as well as a $0.3bn increase in allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East on 28 February 2026. ECL in 1Q25 included charges related to geopolitical tensions and higher trade tariffs.

➢
For further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 38 to 43.

Reported operating expenses of $8.7bn were $0.6bn or 8% higher. The increase reflected the phasing of the performance-related pay accrual relative to 1Q25, the impact of inflation, higher planned spend and investment in technology, and an adverse impact from foreign currency translation differences of $0.4bn. These increases were partly mitigated by cost reductions from our organisational simplification.

Restructuring and other related costs associated with our organisational simplification of $0.1bn were broadly stable compared with 1Q25. On a constant currency basis, operating expenses increased by $0.3bn or 3%. Target basis operating expenses were $0.3bn or 3% higher than in 1Q25.

Reported share of profit from associates and joint ventures of $0.8bn fell by $39m or 5%, primarily due to a lower share of profit from Bank of Communications Co., Limited (‘BoCom‘) following the dilution in the Group‘s stake from 19.03% to 16.00% during 2025.

Tax expense in 1Q26 was a charge of $2.0bn, representing an effective tax rate of 21.1%. The effective tax rate for 1Q26 was increased by 1.0% by the non-deductible losses recorded on the sale of HSBC Life (UK) Limited and the planned sale of our business in Malta. Tax expense in 1Q25 was a charge of $1.9bn, representing an effective tax rate of 20.2%. The effective tax rate for 1Q25 was increased by 0.7% by charges in respect of prior periods.

Dividend
On 5 May 2026, the Board announced a first interim dividend for 2026 of $0.10 per ordinary share. For further details, see page 49.

1Q26 compared with 4Q25 – reported results

Movement in reported profit compared with 4Q25
	Quarter ended
			Variance
			1Q26 vs. 4Q25
	31 Mar 2026	31 Dec 2025
	$m	$m	$m	%
Revenue	18,624	16,364	2,260	14
– of which: net interest income	8,945	9,196	(251)	(3)
ECL	(1,301)	(901)	(400)	(44)
Operating expenses	(8,721)	(9,330)	609	7
Share of profit from associates and joint ventures	774	669	105	16
Profit before tax	9,376	6,802	2,574	38
Tax expense	(1,982)	(1,615)	(367)	(23)
Profit after tax	7,394	5,187	2,207	43
Revenue excluding notable items	19,125	17,723	1,402	8
Profit before tax excluding notable items	10,055	8,586	1,469	17

Supplementary management view of revenue
	Quarter ended
			Variance
			1Q26 vs. 4Q25
	31 Mar 2026	31 Dec 2025
	$m	$m	$m	%
Banking NII1	11,253	11,722	(469)	(4)
Fee and other income	7,872	6,001	1,871	31
– Wealth	2,697	2,147	550	26
– Wholesale Transaction Banking	3,081	2,647	434	16
– Other	2,094	1,207	887	73
Revenue excluding notable items2	19,125	17,723	1,402	8
Notable items	(501)	(1,359)	858	63
Revenue	18,624	16,364	2,260	14

1 For a reconciliation of banking NII to reported NII, see page 11. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 1Q26 (4Q25: nil).
2 For a reconciliation of reported revenue to revenue excluding notable items, see page 31.

1Q26 compared with 4Q25 – constant currency basis
Movement in profit before tax compared with 4Q25 – on a constant currency basis
	Quarter ended
			Variance
			1Q26 vs. 4Q25
	31 Mar 2026	31 Dec 2025
	$m	$m	$m	%
Revenue	18,624	16,464	2,160	13
ECL	(1,301)	(910)	(391)	(43)
Operating expenses	(8,721)	(9,389)	668	7
Share of profit from associates and joint ventures	774	681	93	14
Profit before tax	9,376	6,846	2,530	37

1Q26 compared with 4Q25 – performance commentary

Reported profit before tax of $9.4bn was $2.6bn higher than in 4Q25. This primarily reflected an increase in revenue of $2.3bn, which included a net favourable impact of notable items of $0.9bn, mainly relating to business disposals. Higher revenue also included growth in fee and other income from Wealth in our IWPB and Hong Kong business segments, and Debt and Equity Markets and Global Foreign Exchange in our CIB segment. Operating expenses fell by $0.6bn compared with 4Q25, while ECL increased by $0.4bn.

Reported profit after tax of $7.4bn was $2.2bn or 43% higher compared with 4Q25.

On a constant currency basis, profit before tax of $9.4bn was $2.5bn higher than in 4Q25, while excluding notable items it increased by $1.4bn or 17%.

Reported revenue of $18.6bn was $2.3bn or 14% higher, which included a net favourable impact of notable items of $0.9bn.

In 1Q26, notable items primarily comprised a disposal loss on classification to held for sale of $0.3bn associated with the planned sale of our business in Malta, and losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business. In 4Q25, notable items primarily comprised reserve recycling losses of $1.5bn following the completion of the sale of our French retained portfolio of home and certain other loans.

Revenue excluding notable items increased by $1.4bn driven by the impact of higher customer activity across Wealth products in our Hong Kong and IWPB business segments, and stronger client activity and market volatility in Debt and Equity Markets in CIB. Fee and other income from Wholesale Transaction Banking also increased, primarily in Global Foreign Exchange driven by increased market volatility in 1Q26, as well as from higher fee and other income in GTS.

NII decreased by $0.3bn compared with 4Q25, including an adverse impact of foreign currency translation differences of $0.1bn. Excluding these factors, NII decreased due to a lower day count in 1Q26, an adverse $0.1bn one-off item in 1Q26, the non-recurrence of $0.1bn in favourable one-off items in 4Q25, and increased funding deployed to the trading book. This was partly offset by the benefit of deposit growth. The funding costs associated with generating trading and fair value income were $2.4bn, a reduction of $0.2bn compared with 4Q25. Banking NII, which excludes these costs, decreased by $0.5bn to $11.3bn.

Reported ECL of $1.3bn were $0.4bn or 44% higher than in 4Q25, primarily reflecting a $0.4bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business. In addition, the 1Q26 charge included a $0.3bn increase in allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East on 28 February 2026.

Reported operating expenses of $8.7bn were $0.6bn or 7% lower. The reduction included a net favourable impact from notable items of $0.2bn, including restructuring and other related costs of $0.1bn related to our organisational simplification, and a $0.1bn impact from strategic transactions, as well as $0.2bn from lower banking levies, mainly incurred in the fourth quarter. These decreases were partly offset by higher planned spend and investment in technology.

On a constant currency basis, operating expenses decreased by $0.7bn or 7%. Target basis operating expenses were $0.4bn or 5% lower than in 4Q25.

The number of employees expressed in full-time equivalent staff at 31 March 2026 was 208,844, stable compared with 31 December 2025. The number of contractors at 31 March 2026 was 3,774, a decrease of 200 from 31 December 2025.

Reported share of profit from associates and joint ventures was $0.1bn or 16% higher, primarily due to a higher share of profit from BoCom.

Tax expense in 1Q26 was a charge of $2.0bn, representing an effective tax rate of 21.1% (4Q25: 23.7%). The effective tax rate for 1Q26 was increased by 1.0% by the non-deductible losses recorded on the sale of HSBC Life (UK) Limited and the planned sale of our business in Malta. The effective tax rate for 4Q25 was increased by the non-deductible bank levy expense and by non-deductible net losses arising on business disposals. Excluding these items, the effective tax rate for 4Q25 was 19.1%.

Net interest income
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Interest income	23,658	24,503	24,413
Interest expense	(14,713)	(15,307)	(16,111)
Net interest income	8,945	9,196	8,302
Average interest-earning assets	2,261,415	2,221,054	2,124,161
	%	%	%
Gross interest yield1	4.24	4.38	4.66
Less: gross interest payable1	(2.79)	(2.93)	(3.34)
Net interest spread2	1.45	1.45	1.32
Net interest margin3	1.60	1.64	1.59

1 Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’), net of amortised premiums and loan fees. Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2 Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3 Net interest margin is net interest income expressed as an annualised percentage of AIEA.

NII in 1Q26 of $8.9bn was $0.3bn lower compared with 4Q25. This mainly reflected a lower day count, an adverse $0.1bn one-off item in 1Q26, the non-recurrence of $0.1bn in favourable one-off items in 4Q25, and increased funding deployed to the trading book. This was partly offset by the benefit of deposit growth.

NII increased by $0.6bn or 8% compared with 1Q25, including an adverse $0.1bn one-off item in 1Q26. The increase was mainly driven by deposit balance growth, the benefit of the reinvestment of our structural hedge at higher yields and the impact of lower market interest rates on the funding deployed to the trading book, partly offset by higher trading balances.

NIM for 1Q26 of 1.60% was 1bps higher compared with 1Q25. NIM was down 4bps in 1Q26 compared with 4Q25, primarily reflecting the one-off items mentioned above.

Interest income in 1Q26 of $23.7bn decreased by $0.8bn or 3% compared with 1Q25, and by $0.8bn or 3% compared with 4Q25, due to lower market interest rates. On a constant currency basis, interest income fell by $1.7bn compared with 1Q25, and by $1.0bn compared with 4Q25.

Interest expense in 1Q26 of $14.7bn decreased by $1.4bn or 9% compared with 1Q25, and by $0.6bn or 4% compared with 4Q25, due to lower market interest rates. On a constant currency basis, interest expense fell by $2.0bn compared with 1Q25, and by $0.7bn compared with 4Q25.

Banking net interest income
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Net interest income	8,945	9,196	8,302
Banking book funding costs used to generate 'net income from financial instruments held for trading or managed on a fair value basis'	2,356	2,592	2,403
Third-party net interest income from insurance	(48)	(66)	(106)
Banking net interest income	11,253	11,722	10,599
Currency translation		84	408
Banking net interest income - on a constant currency basis	11,253	11,806	11,007
Banking net interest income - on a reported basis	11,253	11,722	10,599
- of which:
The Hongkong and Shanghai Banking Corporation Limited	5,431	5,710	5,439
HSBC UK Bank plc	3,027	3,046	2,662
HSBC Bank plc	1,376	1,477	1,104

Banking NII adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:

-
the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
-
the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
-
third-party net interest income in our insurance business.

In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.

Banking NII was $11.3bn in 1Q26, an increase of $0.7bn or 6% compared with 1Q25, mainly driven by deposit growth, and the benefit of reinvestment of our structural hedge at higher yields. This was partly offset by an adverse $0.1bn one-off item in 1Q26. The funding costs associated with generating trading and fair value income were $2.4bn, broadly stable compared with 1Q25.

The internally allocated funding to generate trading and fair value income was approximately $243bn at 1Q26, a rise of approximately $43bn since 1Q25, and up $18bn compared with 4Q25. This relates to trading, fair value and associated net asset balances predominantly in CIB.

Balance sheet
Summary consolidated balance sheet
	At
	31 Mar 2026	31 Dec 2025
	$m	$m
Assets
Cash and balances at central banks	214,707	242,859
Trading assets	365,667	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	138,535	133,063
Derivatives	267,583	237,740
Loans and advances to banks	100,297	108,462
Loans and advances to customers	1,001,957	988,399
Reverse repurchase agreements - non-trading	314,864	298,392
Financial investments	580,632	567,211
Assets held for sale	11,583	11,115
Other assets	310,186	279,640
Total assets	3,306,011	3,233,034
Liabilities
Deposits by banks	87,581	97,952
Customer accounts	1,781,761	1,786,828
Repurchase agreements - non-trading	216,162	204,974
Trading liabilities	80,646	72,122
Financial liabilities designated at fair value	167,693	158,456
Derivatives	259,845	237,854
Debt securities in issue	101,742	99,675
Insurance contract liabilities	128,070	122,955
Liabilities of disposal groups held for sale	20,719	23,382
Other liabilities	264,522	223,170
Total liabilities	3,108,741	3,027,368
Equity
Total shareholders' equity	196,819	198,225
Non-controlling interests	451	7,441
Total equity	197,270	205,666
Total liabilities and equity	3,306,011	3,233,034

Combined view of customer lending and customer deposits
	At
	31 Mar 2026	31 Dec 2025
	$m	$m
Loans and advances to customers	1,001,957	988,399
Loans and advances to customers of disposal groups reported in 'Assets held for sale'	4,910	2,190
- business in Malta	3,191	-
- Germany custody business	316	323
- business in South Africa	-	431
- retail banking business in Sri Lanka	98	101
- business in Uruguay	1,304	1,314
- other	-	21
Non-current assets held for sale	645	1,303
Combined customer lending	1,007,512	991,892
Currency translation		(6,589)
Combined customer lending at constant currency	1,007,512	985,303
Customer accounts	1,781,761	1,786,828
Customer accounts reported in 'Liabilities of disposal groups held for sale'	19,007	16,173
- business in Malta	7,276	-
- Germany custody business	9,772	12,316
- business in South Africa	-	2,056
- retail banking business in Sri Lanka	426	430
- business in Uruguay	1,534	1,369
- other	-	2
Combined customer deposits	1,800,768	1,803,001
Currency translation		(14,563)
Combined customer deposits at constant currency	1,800,768	1,788,438

Balance sheet commentary – 31 March 2026 compared with 31 December 2025
At 31 March 2026, our total assets of $3.3tn were $73.0bn higher on a reported basis and included the adverse effects of foreign currency translation differences of $25.1bn. On a constant currency basis, total assets were $98.1bn higher, as increases in derivative assets, settlement balances, loans and advances to customers, reverse repos and financial investments were partly offset by a decrease in cash and balances at central banks.

Loans and advances to customers as a percentage of customer accounts were 56.2%, compared with 55.3% at 31 December 2025.

Loans and advances to customers of $1.0tn were $13.6bn higher on a reported basis. This included an adverse effect of foreign currency translation differences of $6.5bn. On a constant currency basis, customer lending balances increased by $20.1bn.

The following movements are on a constant currency basis.

In CIB, customer lending increased by $12.0bn, which included an increase in GTS lending in the Middle East, Singapore and India. There was also lending growth in the US and Hong Kong, partly offset by a decrease in Mexico.

In our UK business, customer lending rose by $4.4bn, primarily driven by continued growth in commercial lending and mortgage balances.

In our Hong Kong business, customer lending increased by $2.4bn, driven by higher term and other lending balances across commercial and retail customers.

In our IWPB business, customer lending rose by $1.2bn, reflecting growth in Private Bank lending notably in Hong Kong and Singapore. This was partly offset by the classification to ‘assets of disposal groups held for sale‘ of loans from the planned sale of our business in Malta.

Customer accounts of $1.8tn decreased by $5.1bn on a reported basis. This included the adverse effects of foreign currency translation differences of $14.2bn. On a constant currency basis, customer accounts increased by $9.2bn.

The following movements are on a constant currency basis.

In CIB, customer accounts increased by $10.5bn. This included growth in balances in Hong Kong, reflecting new client mandates in Securities Services, partly offset by the classification to ‘liabilities of disposal groups held for sale‘ of $2.0bn of deposits from the planned sale of our business in Malta.

In IWPB, customer accounts decreased by $1.1bn reflecting the classification to ‘liabilities of disposal groups held for sale‘ of $5.2bn of deposits from the planned sale of our business in Malta. This was partly offset by growth in deposits in Private Bank notably in Hong Kong, and retail deposits in the US.

In our Hong Kong and UK businesses, customer accounts remained broadly stable.

Total shareholders‘ equity, including non-controlling interests, of $197bn decreased by $8bn or 4% compared with 31 December 2025. Profit generated of $7bn was more than offset by the impact of the $13.7bn privatisation of Hang Seng Bank, which comprised the derecognition of $7bn in non-controlling interests and a residual $6.7bn reduction in shareholders‘ equity. In addition, there were losses through other comprehensive income of $3bn.

Financial investments

As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 1Q26, we recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $2.4bn related to these hold-to-collect-and-sell positions, excluding investments held in our insurance business. This compared with an unrealised loss of $1.1bn at 4Q25, and reflected a $1.3bn pre-tax loss in 1Q26, inclusive of movements on related fair value hedges.

We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect and are held to manage our interest rate exposure. At 1Q26, the debt instruments within this portfolio had a cumulative unrecognised loss of $1.8bn, representing a $1.4bn deterioration during 1Q26.

Risk-weighted assets
RWAs of $883.8bn decreased by $4.8bn compared with 31 December 2025, primarily due to lower market risk RWAs of $6.3bn, mainly due to a reduction of structural foreign exchange exposures following completion of the privatisation of Hang Seng Bank and a $5.0bn fall from foreign currency translation differences. Further decreases reflected the $3.5bn impact from strategic transactions and credit quality improvements of $3.1bn, mainly in our Hong Kong business. This was offset mainly by higher corporate lending in our CIB and UK businesses, and Saudi Awwal Bank (‘SAB‘) within Corporate Centre.

➢
For further details on RWAs, see page 47.

View of customer deposits by type
The following table, introduced at 1Q26, shows a view of customer deposits by type. Instant access/demand deposits include current accounts and savings accounts that can be contractually accessed on demand by the customer with no or limited conditions on withdrawal. Fixed term deposits include term deposits, and instant access/demand deposits where withdrawal is contractually permitted but subject to conditions impacting withdrawal.

Customer deposits - legal entities
	At 31 Mar 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Instant access/demand deposits ('IA/D')	287,984	223,165	581,050	29,054	92,393	20,050	7,474	1,241,170
Fixed term deposits	82,619	90,406	338,520	9,128	7,558	8,235	4,125	540,591
Total customer accounts	370,603	313,571	919,570	38,182	99,951	28,285	11,599	1,781,761
IA/D to total customer accounts ratio (%)	78	71	63	76	92	71	64	70

Loans and advances to customers	311,494	103,572	479,119	24,420	55,361	24,068	3,923	1,001,957
Loan to IA/D ratio (%)	108	46	82	84	60	120	52	81
Loan to total customer accounts ratio (%)	84	33	52	64	55	85	34	56

	At 31 Dec 2025
Instant access/demand deposits	293,276	216,100	570,222	28,701	91,189	21,138	6,006	1,226,632
Fixed term deposits	83,627	105,351	341,503	8,309	8,269	8,355	4,782	560,196
Total customer accounts	376,903	321,451	911,725	37,010	99,458	29,493	10,788	1,786,828
IA/D to total customer accounts ratio (%)	78	67	63	78	92	72	56	69

Loans and advances to customers	310,116	106,409	467,842	22,618	52,178	25,252	3,984	988,399
Loan to IA/D ratio (%)	106	49	82	79	57	119	66	81
Loan to total customer accounts ratio (%)	82	33	51	61	52	86	37	55

Business disposals

During the first quarter of 2026, we recognised a pre-tax loss on disposal of $0.3bn related to the planned sale of our business in Malta and a loss of $0.2bn following completion of the sale of our UK life insurance entity. We reported balances of $11.6bn in assets held for sale and $20.7bn in liabilities held for sale at 31 March 2026, which were predominantly business groups that met held for sale criteria. This included reclassification to held for sale of $8.3bn in assets and $8.2bn in liabilities in respect of our business in Malta, which was offset by derecognitions following completion of the sale of our UK life insurance entity and our business in South Africa.

On 4 May 2026, PT Bank HSBC Indonesia, an indirect subsidiary of HSBC Holdings, entered into a binding agreement to sell its retail banking business to PT Bank OCBC NISP Tbk. The transaction, which is subject to regulatory approval, is expected to complete in the first half of 2027, at which point, subject to variable consideration terms, an estimated up to $0.4bn pre-tax gain will be recognised.

On 30 April 2026, The Hongkong and Shanghai Banking Corporation Limited completed the sale of its retail banking business in Sri Lanka to Nations Trust Bank PLC. An immaterial pre-tax gain on disposal was recognised following completion.

On 27 February 2026, HSBC Bank plc completed the transfer of its business in South Africa to local lender FirstRand Bank Ltd. Prior to their derecognition at completion, as at 31 December 2025, related balances stood at $0.4bn in assets and $2.1bn in liabilities. Upon subsequent wind-down of the entity, expected in the second half of 2026, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 31 March 2026, foreign currency translation reserve and other reserve losses stood at $0.2bn.

On 30 January 2026, HSBC Bank plc completed the sale of its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. Prior to their derecognition at completion, as at 31 December 2025, related balances stood at $6.6bn in assets and $6.4bn in liabilities. On completion, we recognised a loss of $0.2bn following the recycling of foreign currency translation reserves to the income statement.

On 16 September 2025, HSBC Continental Europe entered into a put option agreement with CrediaBank S.A. for the potential sale of its 70.03% majority stake in HSBC Bank Malta plc. On 22 December 2025, following completion of the employee information and consultation process in France and in line with the put option terms, a sale and purchase agreement was signed. As at 31 March 2026, given that the operational readiness and transition activities were expected to be substantially completed within 12 months, and with legal completion anticipated shortly after, we judged the disposal group met the held for sale criteria. As a result, $8.3bn of assets and $8.2bn of liabilities were classified as held for sale and a pre-tax loss on disposal of $0.3bn was recognised. The transaction remains subject to regulatory approval.

On 27 July 2025, HSBC Latin America Holdings (UK) Limited entered into a binding agreement to sell HSBC Bank (Uruguay) S.A. to a subsidiary of BTG Pactual Holding SA. The disposal group met the held for sale criteria and an immaterial loss on disposal was recognised in the third quarter of 2025, with balances remaining classified as held for sale at 31 March 2026 of $2.2bn in assets and $2.0bn in liabilities. The transaction, which is subject to regulatory approvals, is expected to complete in the second half of 2026.
On 11 July 2025, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, reached an agreement to sell its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The disposal group met the held for sale criteria in the third quarter of 2025, with immaterial balances remaining classified as held for sale at 31 March 2026. This transaction, which has received regulatory approval, is expected to complete in the second half of 2026, at which point an immaterial gain on disposal will be recognised.

On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas. This transaction will be completed in a phased manner, with the initial phase completed in the first quarter of 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria in the second quarter of 2025, with balances remaining classified as held for sale at 31 March 2026 of $0.4bn in assets and $10.1bn in liabilities. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised in line with completion of client transfers.

Events after the balance sheet date

On 30 April 2026, The Hongkong and Shanghai Banking Corporation Limited completed the sale of its retail banking business in Sri Lanka to Nations Trust Bank PLC. An immaterial pre-tax gain on disposal was recognised following completion.

On 4 May 2026, PT Bank HSBC Indonesia, an indirect subsidiary of HSBC Holdings, entered into a binding agreement to sell its retail banking business to PT Bank OCBC NISP Tbk. The transaction, which is subject to regulatory approval, is expected to complete in the first half of 2027, at which point, subject to variable consideration terms, an estimated up to $0.4bn pre-tax gain will be recognised.

Business segments

Our business segments – Hong Kong, UK, Corporate and Institutional Banking and International Wealth and Premier Banking – along with Corporate Centre – are our reportable segments under IFRS 8 ‘Operating Segments’.

The Group Operating Committee is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segment results are assessed by the CODM on the basis of constant currency performance. We separately disclose ‘notable items’, as described on page 5.

Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.

Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm‘s length terms. The intra-Group elimination items for business segments are presented in Corporate Centre.

As required by IFRS 8, reconciliations of the constant currency results to the Group’s reported results are presented on page 22. Supplementary reconciliations of constant currency to reported results by business segment are presented on pages 23 to 25 for information purposes.

Effective 1 January 2026, we transferred certain clients, primarily in Hong Kong and the UK, to the CIB segment to better meet their needs. This transfer does not change the Group’s reportable segments. Comparative periods have been re-presented accordingly. The re-presentation has no impact on the Group’s consolidated financial results or financial position.

Hong Kong – constant currency basis
Results – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	4,024	3,954	3,915	109	3	—
ECL	(208)	(307)	(315)	107	34	—
Operating expenses	(1,227)	(1,299)	(1,136)	(91)	(8)	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	0	—
Profit before tax	2,589	2,348	2,464	125	5	—

1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.

Management view of revenue - on a constant currency basis

	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Banking NII2	2,905	3,180	2,962	(57)	(2)	-
Fee and other income	1,119	774	953	166	17	-
- Retail Banking and Wealth	798	545	658	140	21	-
- Retail Banking	95	65	86	9	10	-
- Wealth	673	457	544	129	24	-
- Other3	30	23	28	2	7	-
- Commercial Banking	321	229	295	26	9	-
- Wholesale Transaction Banking	193	171	177	16	9	-
- Credit and Lending	26	16	26	-	-	-
- Other3	102	42	92	10	11	-
Revenue excluding notable items	4,024	3,954	3,915	109	3	-
Notable items	-	-	-	-	n/a	-
Revenue	4,024	3,954	3,915	109	3	-
RoTE (annualised)4 (%)	44.7		36.8
RoTE excluding notable items (annualised)4 (%)	44.7		37.0

1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.
2 For a description of how we derive banking NII, see page 11. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
3 Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
4 For details of our RoTE calculation by business segment, see page 32.

Notable items
Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Operating expenses
Restructuring and other related costs	(4)	(6)	(7)
Currency translation on operating expenses notable items	—	—	—

1Q26 compared with 1Q25

Profit before tax of $2.6bn increased by $0.1bn or 5% compared with 1Q25 on a constant currency basis.

Revenue of $4.0bn was $0.1bn or 3% higher on a constant currency basis.

Banking NII of $2.9bn decreased by $0.1bn or 2%. The decrease was mainly due to margin compression on deposits in a lower interest rate environment and an adverse one-off impact of $0.1bn in 1Q26, which more than offset the impact of deposit balance growth.

Fee and other income of $1.1bn grew by $0.2bn or 17%, primarily driven by higher Wealth revenue, underpinned by strong performance in investment distribution driven by higher customer activity and invested asset balance growth.

ECL of $0.2bn in 1Q26 were $0.1bn lower than in 1Q25 on a constant currency basis, reflecting higher recoveries related to the Hong Kong commercial real estate (‘CRE‘) sector.

Operating expenses of $1.2bn increased by $0.1bn or 8% on a constant currency basis, driven by continued investment in our Wealth business, the phasing of the performance-related pay accrual relative to 1Q25 and the impacts of inflation. These increases were partly mitigated by cost reductions from our organisational simplification and lower marketing expenses.

UK – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	3,250	3,293	3,107	143	5	—
ECL	(203)	(101)	(181)	(22)	(12)	—
Operating expenses	(1,402)	(1,478)	(1,348)	(54)	(4)	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	0	—
Profit before tax	1,645	1,714	1,578	67	4	—
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.

Management view of revenue – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Banking NII2	2,807	2,892	2,668	139	5	—
Fee and other income	443	401	439	4	1	—
– Retail Banking and Wealth	182	132	163	19	12	—
– Retail Banking	72	52	67	5	7	—
– Wealth	88	72	92	(4)	(4)	—
– Other3	22	8	4	18	>100	—
– Commercial Banking	261	269	276	(15)	(5)	—
– Wholesale Transaction Banking	202	206	218	(16)	(7)	—
– Credit and Lending	61	65	56	5	9	—
– Other3	(2)	(2)	2	(4)	>(100)	—
Revenue excluding notable items	3,250	3,293	3,107	143	5	—
Notable items	—	—	—	—	n/a	—
Revenue	3,250	3,293	3,107	143	5	—
RoTE (annualised)4 (%)	21.5		21.9
RoTE excluding notable items (annualised)4 (%)	21.6		21.9

1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.
2 For a description of how we derive banking NII, see page 11. In the UK business, there are no adjustments to NII to derive banking NII.
3 Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
4 For details of our RoTE calculation by business segment, see page 32.

Notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	—
Restructuring and other related costs	(8)	(7)	(4)
Currency translation on operating expenses notable items	—	—	(1)

1Q26 compared with 1Q25

Profit before tax of $1.6bn was $0.1bn or 4% higher than in 1Q25 on a constant currency basis.

Revenue of $3.3bn was $0.1bn or 5% higher on a constant currency basis.

Banking NII of $2.8bn increased by $0.1bn or 5%, reflecting the continued benefit of our structural hedge, higher corporate and retail lending balances, and growth in deposit balances, partly offset by the impact of lower interest rates.
Fee and other income of $0.4bn was broadly stable on a constant currency basis.

ECL of $0.2bn increased by $22m on a constant currency basis. This reflected heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East on 28 February 2026.

Operating expenses of $1.4bn increased by $0.1bn on a constant currency basis, with an increase in costs incurred on branch security given the heightened risk environment, continued investment in technology and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification.

Corporate and Institutional Banking – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	7,788	7,054	7,651	137	2	(14)
ECL	(679)	(235)	(181)	(498)	>(100)	—
Operating expenses	(3,772)	(4,143)	(3,674)	(98)	(3)	73
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—	—
Profit before tax	3,337	2,676	3,796	(459)	(12)	59
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.

Management view of revenue – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Banking NII2	3,960	3,995	3,721	239	6	(9)
Fee and other income	3,822	3,061	3,930	(108)	(3)	(11)
– Wholesale Transaction Banking	2,686	2,284	2,624	62	2	(1)
– Investment Banking	260	210	254	6	2	(10)
– Debt and Equity Markets	751	381	1,009	(258)	(26)	(1)
– Wholesale Credit and Lending	170	175	147	23	16	—
– Other3	(45)	11	(104)	59	57	1
Revenue excluding notable items	7,782	7,056	7,651	131	2	(20)
Notable items	6	(2)	—	6	>100	6
Revenue	7,788	7,054	7,651	137	2	(14)
RoTE (annualised)4 (%)	17.0		19.3
RoTE excluding notable items (annualised)4 (%)	17.2		19.7
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.
2 For a description of how we derive banking NII, see page 11. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 1Q26, this funding cost was $2.4bn (4Q25: $2.6bn, 1Q25: $2.5bn).
3 Includes revenue from Markets Treasury and principal investments. It also includes other non-product-specific income and notional tax credits.
4 For details of our RoTE calculation by business segment, see page 32.

Notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	6	(3)	—
Currency translation on revenue notable items	—	1	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(12)	(77)	(26)
Restructuring and other related costs	(19)	(73)	(46)
Currency translation on operating expenses notable items	—	(2)	(7)

1Q26 compared with 1Q25

Profit before tax of $3.3bn was $0.5bn or 12% lower than in 1Q25 on a constant currency basis.

Revenue of $7.8bn was $0.1bn or 2% higher on a constant currency basis.

Banking NII of $4.0bn increased by $0.2bn or 6% primarily reflecting increased funding deployed into trading activities on higher bullion balances, and strong financing demand across developed and emerging markets.

Fee and other income of $3.8bn was $0.1bn or 3% lower than in 1Q25.

-
In Debt and Equity Markets, fee and other income decreased by $0.3bn or 26% primarily reflecting higher funding costs associated with trading activities on higher bullion balances, and lower fees compared with a stronger 1Q25.

-
In Wholesale Transaction Banking, fee and other income increased by $0.1bn, driven by higher volumes and new mandates across Securities Services, GPS and GTS. There was also a one-off recovery fee in GTS

-
In Other, fee and other income increased by $0.1bn, reflecting growth in principal investments.

ECL of $0.7bn in 1Q26 increased by $0.5bn compared with 1Q25 on a constant currency basis. The charge in 1Q26 primarily reflected a $0.4bn fraud-related, secondary, securitisation exposure in the UK with a financial sponsor, as well as an increase in allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East on 28 February 2026.

Operating expenses of $3.8bn were $0.1bn or 3% higher on a constant currency basis, reflecting the phasing of the performance-related pay accrual relative to 1Q25 and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification.

International Wealth and Premier Banking – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	3,749	3,732	3,693	56	2	(217)
ECL	(210)	(243)	(255)	45	18	—
Operating expenses	(2,333)	(2,500)	(2,221)	(112)	(5)	20
Share of profit/(loss) from associates and joint ventures	25	(2)	11	14	>100	—
Profit before tax	1,231	987	1,228	3	—	(197)
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.

Management view of revenue – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Banking NII2	1,750	1,807	1,822	(72)	(4)	(22)
Fee and other income	2,166	1,830	1,887	279	15	(44)
– Retail Banking	229	187	168	61	36	(1)
– Wealth	1,936	1,626	1,715	221	13	(43)
– Other3	1	17	4	(3)	(75)	—
Revenue excluding notable items	3,916	3,637	3,709	207	6	(66)
Notable items	(167)	95	(16)	(151)	>(100)	(151)
Revenue	3,749	3,732	3,693	56	2	(217)
RoTE (annualised)4 (%)	22.7		19.2
RoTE excluding notable items (annualised)4 (%)	27.4		19.9
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.
2 For a description of how we derive banking NII, see page 11. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total
IWPB NII, which was $48m in 1Q26 (4Q25: $67m, 1Q25: $113m). Total Insurance NII is presented in ‘fee and other income‘ in Wealth.
3 Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
4 For details of our RoTE calculation by business segment, see page 32.

Notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(167)	94	(14)
Currency translation on revenue notable items	—	1	(2)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(6)	(29)	(4)
Restructuring and other related costs	(21)	(53)	(23)
Currency translation on operating expenses notable items	—	(2)	(1)

1Q26 compared with 1Q25

Profit before tax of $1.2bn remained stable compared with 1Q25 on a constant currency basis, including an adverse impact of $0.2bn from strategic transactions.

Revenue of $3.7bn was broadly stable on a constant currency basis compared with 1Q25, including an adverse impact of $0.2bn from strategic transactions.

Banking NII of $1.8bn decreased by $0.1bn or 4%, primarily due to lower interest rates on deposits, partly offset by balance sheet growth.

Fee and other income of $2.2bn was up by $0.3bn or 15%, driven by Wealth due to growth across all products and in multiple markets, including mainland China, Hong Kong, Singapore and Taiwan.

In Wealth, fee and other income of $1.9bn was up by $0.2bn or 13% including an adverse impact from strategic transactions.

-
Investment distribution rose by $0.1bn or 29%, primarily due to higher sales of mutual funds and structured products, mainly in Asia.
-
-
Insurance income was $0.1bn or 16% higher than in 1Q25, including the impact of strategic transactions. The increase was driven by higher CSM release given continued year-on-year growth in our CSM balance, notably in Hong Kong, favourable experience variances, and the non-recurrence of onerous contract losses, notably in mainland China. Additionally, the insurance manufacturing CSM balance at 1Q26 was $15.2bn, up by $2.4bn or 19% compared with 1Q25. The increase primarily reflected new business CSM growth of $0.3bn or 31%, partly offset by CSM release.
-
-
Private Bank increased by $39m or 8%, as increased customer activity supported by business initiatives led to strong performances in brokerage and trading, and from higher annuity fees, driven by growth in invested asset balances. This was partly offset by impacts from strategic transactions.

In Retail Banking, fee and other income of $0.2bn was up by $0.1bn or 36%, mainly driven by gains in Mexico from the disposal of minority interests.

Notable items in 1Q26 primarily related to losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business.

ECL of $0.2bn in 1Q26 were $45m or 18% lower than in 1Q25 on a constant currency basis. This reflected a reduction in charges in Mexico, mainly due to lower unsecured lending, while credit performance across the rest of the portfolio remained stable.

Operating expenses of $2.3bn were $0.1bn or 5% higher than in 1Q25 on a constant currency basis, primarily reflecting the phasing of the performance-related pay accrual relative to 1Q25, continued investments in Wealth, higher planned spend and investment in technology, and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification.

Corporate Centre – constant currency basis
Results – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	(187)	(1,569)	(47)	(140)	>(100)	(356)
ECL	(1)	(24)	9	(10)	>(100)	—
Operating expenses	13	31	(74)	87	>100	(9)
Share of profit/(loss) from associates and joint ventures	749	683	834	(85)	(10)	—
Profit before tax	574	(879)	722	(148)	(20)	(365)
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.
Management view of revenue – on a constant currency basis
	Quarter ended
				Variance
				1Q26 vs. 1Q25
	31 Mar 2026	31 Dec 2025	31 Mar 2025			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Banking NII2	(169)	(68)	(166)	(3)	(2)	36
Fee and other income	322	(41)	195	127	65	(128)
Revenue excluding notable items	153	(109)	29	124)	>100	(92)
Notable items	(340)	(1,460)	(76)	(264)	>(100)	(264)
Revenue3	(187)	(1,569)	(47)	(140)	>(100)	(356)
RoTE (annualised)4 (%)	2.2		5.1
RoTE excluding notable items (annualised)4 (%)	5.5		6.2
1 Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 25.
2 For a description of how we derive banking NII, see page 11. Corporate Centre banking NII includes funding charges on property and technology assets, and the banking NII of the French retained portfolio of home and other loans prior to disposal.
3 Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1Q26 was $565m (4Q25: $506m; 1Q25: $528m).
4 For details of our RoTE calculation by business segment, see page 32.

Notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(340)	(1,450)	(77)
Dilution loss of interest in BoCom associate	—	—
Currency translation on revenue notable items	—	(10)	1
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(32)	(51)	(20)
Restructuring and other related costs	(76)	(118)	(61)
Legal provisions		(10)
Currency translation on operating expenses notable items	—	12	2
Impairment of interest in associate	—	—	—
Currency translation on associate notable items	—	—	—

1Q26 compared with 1Q25

Profit before tax of $0.6bn was $0.1bn or 20% lower than in 1Q25, on a constant currency basis.

Revenue was $0.1bn lower on a constant currency basis, primarily due to the impact of notable items. In 1Q26, these primarily comprised a disposal loss on classification to held for sale of $0.3bn associated with the planned sale of our business in Malta. In 1Q25, notable items included $0.1bn of fair value losses on ADRs received as part of the sale consideration for our business in Argentina.

Banking NII was a net expense of $0.2bn. This was stable compared with 1Q25 on a constant currency basis. Banking NII in 1Q26 excluded from NII the internal cost to fund trading and fair value net assets, predominantly in CIB, of $2.4bn (4Q25: $2.6bn, 1Q25: $2.5bn).

Fee and other income was $0.1bn higher reflecting property asset disposal gains of $0.2bn, partly offset by the non-recurrence of fair value gains on non-qualifying hedges related to our retained French portfolio of home and certain other loans.

Operating expenses were $0.1bn lower on a constant currency basis, primarily driven by the phasing of recoveries of centrally managed costs and cost reductions from our organisational simplification.

Share of profit from associates and joint ventures less impairment of $0.7bn decreased by $0.1bn or 10% on a constant currency basis, primarily due to a lower share of profit from BoCom following the dilution in the Group‘s stake from 19.03% to 16.00% during 2025.

Supplementary financial information
Reported and constant currency results

Reported and constant currency results1
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Reported	18,624	16,364	17,649
Currency translation	—	100	670
Constant currency	18,624	16,464	18,319
Change in expected credit losses and other credit impairment charges
Reported	(1,301)	(901)	(876)
Currency translation	—	(9)	(47)
Constant currency	(1,301)	(910)	(923)
Operating expenses
Reported	(8,721)	(9,330)	(8,102)
Currency translation	—	(59)	(351)
Constant currency	(8,721)	(9,389)	(8,453)
Share of profit in associates and joint ventures less impairment
Reported	774	669	813
Currency translation	—	12	32
Constant currency	774	681	845
Profit before tax
Reported	9,376	6,802	9,484
Currency translation	—	44	304
Constant currency	9,376	6,846	9,788
Profit after tax
Reported	7,394	5,187	7,570
Currency translation	—	31	238
Constant currency	7,394	5,218	7,808
Loans and advances to external customers (net)
Reported	1,001,957	988,399	944,708
Currency translation	—	(6,520)	21,094
Constant currency	1,001,957	981,879	965,802
External customer accounts
Reported	1,781,761	1,786,828	1,666,485
Currency translation	—	(14,249)	29,635
Constant currency	1,781,761	1,772,579	1,696,120

1 In the current period, constant currency results are equal to reported as there is no currency translation.

Notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	(501)	(1,359)	(91)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(50)	(157)	(50)
Restructuring and other related costs2	(128)	(257)	(141)
Legal provisions	—	(11)	—
Tax
Tax credit on notable items	48	19	65
1 1Q26 includes $0.2bn on the recycling in foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in HSBC Bank Malta plc. 4Q25 includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF. 1Q25 includes $0.1bn of fair value losses on ADRs in Grupo Financiero Galicia received as part of the sale consideration for our business in Argentina.
2 Amounts include restructuring provisions related to organisational simplification.

Reported and constant currency results – business segments

Reported and constant currency results – business segments
	Quarter ended 31 Mar 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	4,024	3,250	7,788	3,749	(187)	18,624
ECL	(208)	(203)	(679)	(210)	(1)	(1,301)
Operating expenses	(1,227)	(1,402)	(3,772)	(2,333)	13	(8,721)
Share of profit in associates and joint ventures	—	—	—	25	749	774
Profit before tax	2,589	1,645	3,337	1,231	574	9,376
Loans and advances to external customers (net)	224,698	300,415	325,332	151,366	146	1,001,957
External customer accounts	528,277	345,963	628,239	278,927	355	1,781,761

	Quarter ended 31 Dec 2025
Revenue	3,954	3,293	7,054	3,732	(1,569)	16,464
ECL	(307)	(101)	(235)	(243)	(24	(910)
Operating expenses	(1,299)	(1,478)	(4,143)	(2,500)	31	(9,389)
Share of profit in associates and joint ventures	—	—	—	(2)	683	681
Profit before tax	2,348	1,714	2,676	987	(879)	6,846
Loans and advances to external customers (net)	222,313	295,988	313,293	150,146	139	981,879
External customer accounts	528,386	346,068	617,760	280,023	342	1,772,579

	Quarter ended 31 Mar 2025
Revenue	3,915	3,107	7,651	3,693	(47)	18,319
ECL	(315)	(181)	(181)	(255)	9	(923)
Operating expenses	(1,136)	(1,348)	(3,674)	(2,221)	(74)	(8,453)
Share of profit in associates and joint ventures	—	—	—	11	834	845
Profit before tax	2,464	1,578	3,796	1,228	722	9,788
Loans and advances to external customers (net)	226,337	280,976	312,230	146,081	178	965,802
External customer accounts	493,159	337,078	590,424	275,056	403	1,696,120
Notable items – business segments
	Quarter ended 31 Mar 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposal, wind-downs, acquisitions and related costs1	—	—	6	(167)	(340)	(501)
Operating expenses
Disposal, wind-downs, acquisitions and related costs	—	—	(12)	(6)	(32)	(50)
Restructuring and other related costs2	(4)	(8)	(19)	(21)	(76)	(128)

	Quarter ended 31 Dec 2025
Revenue
Disposals, wind-downs, acquisitions and related costs1	—	—	(3)	94	(1,450)	(1,359)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(77)	(29)	(51)	(157)
Restructuring and other related costs2	(6)	(7)	(73)	(53)	(118)	(257)
Legal provisions	—	—	(1)	—	(10)	(11)

	Quarter ended 31 Mar 2025
Revenue
Disposals, wind-downs, acquisitions and related costs1	—	—	—	(14)	(77)	(91)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(26)	(4)	(20)	(50)
Restructuring and other related costs2	(7)	(4)	(46)	(23)	(61)	(141)
1 1Q26 includes $0.2bn on the recycling in foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in HSBC Bank Malta plc. 4Q25 includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF. 1Q25 includes $0.1bn of fair value losses on ADRs in Grupo Financiero Galicia received as part of the sale consideration for our business in Argentina.
2 Amounts include restructuring provisions related to organisational simplification.

Reconciliation of reported results to constant currency results – business segments
	Quarter ended 31 Dec 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
– Reported	3,970	3,247	7,009	3,686	(1,548)	16,364
– Currency translation	(16)	46	45	46	(21)	100
– Constant currency	3,954	3,293	7,054	3,732	(1,569)	16,464
ECL
– Reported	(307)	(101)	(235)	(235)	(23)	(901)
– Currency translation	—	—	—	(8)	(1)	(9)
– Constant currency	(307)	(101)	(235)	(243)	(24)	(910)
Operating expenses
– Reported	(1,304)	(1,456)	(4,114)	(2,466)	10	(9,330)
– Currency translation	5	(22)	(29)	(34)	21	(59)
– Constant currency	(1,299)	(1,478)	(4,143)	(2,500)	31	(9,389)
Share of profit in associates and joint ventures
– Reported	—	—	1	(2)	670	669
– Currency translation	—	—	(1)	—	13	12
– Constant currency	—	—	—	(2)	683	681
Profit before tax
– Reported	2,359	1,690	2,661	983	(891)	6,802
– Currency translation	(11)	24	15	4	12	44
– Constant currency	2,348	1,714	2,676	987	(879)	6,846
Loans and advances to external customers (net)
– Reported	223,730	299,539	314,942	150,047	141	988,399
– Currency translation	(1,417)	(3,551)	(1,649)	99	(2)	(6,520)
– Constant currency	222,313	295,988	313,293	150,146	139	981,879
External customer accounts
– Reported	531,902	350,219	623,302	281,058	347	1,786,828
– Currency translation	(3,516)	(4,151)	(5,542)	(1,035)	(5)	(14,249)
– Constant currency	528,386	346,068	617,760	280,023	342	1,772,579

	Quarter ended 31 Mar 2025
Revenue
– Reported	3,927	2,898	7,371	3,511	(58)	17,649
– Currency translation	(12)	209	280	182	11	670
– Constant currency	3,915	3,107	7,651	3,693	(47)	18,319
ECL
– Reported	(316)	(169)	(173)	(227)	9	(876)
– Currency translation	1	(12)	(8)	(28)	—	(47)
– Constant currency	(315)	(181)	(181)	(255)	9	(923)
Operating expenses
– Reported	(1,138)	(1,260)	(3,526)	(2,106)	(72)	(8,102)
– Currency translation	2	(88)	(148)	(115)	(2)	(351)
– Constant currency	(1,136)	(1,348)	(3,674)	(2,221)	(74)	(8,453)
Share of profit in associates and joint ventures
– Reported	—	—	—	10	803	813
– Currency translation	—	—	—	1	31	32
– Constant currency	—	—	—	11	834	845
Profit before tax
– Reported	2,473	1,469	3,672	1,188	682	9,484
– Currency translation	(9)	109	124	40	40	304
– Constant currency	2,464	1,578	3,796	1,228	722	9,788
Loans and advances to external customers (net)
– Reported	227,615	273,673	303,828	139,416	176	944,708
– Currency translation	(1,278)	7,303	8,402	6,665	2	21,094
– Constant currency	226,337	280,976	312,230	146,081	178	965,802
External customer accounts
– Reported	496,370	328,316	574,978	266,428	393	1,666,485
– Currency translation	(3,211)	8,762	15,446	8,628	10	29,635
– Constant currency	493,159	337,078	590,424	275,056	403	1,696,120

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets – business segments
	At 31 Mar 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	133.0	151.2	418.4	88.5	92.7	883.8
Constant currency	133.0	151.2	418.4	88.5	92.7	883.8

	At 31 Dec 2025
Risk-weighted assets
Reported	136.2	149.6	415.4	89.9	97.5	888.6
Currency translation	(0.7)	(1.7)	(2.8)	(0.5)	(0.2)	(5.9)
Constant currency	135.5	147.9	412.6	89.4	97.3	882.7

	At 31 Mar 2025
Risk-weighted assets
Reported	142.3	136.8	400.3	86.5	87.4	853.3
Currency translation	(0.5)	3.6	7.2	3.0	0.4	13.7
Constant currency	141.8	140.4	407.5	89.5	87.8	867.0

Strategic transactions supplementary analysis

The following table presents the selected impacts of strategic transactions to the Group and our business segments for transactions that are classified as material notable items. See page 5 for further information on material notable items and the impact of strategic transactions.

Constant currency results
				of which
	1Q26	1Q25	Variance 1Q26 vs. 1Q25	Hong Kong	UK	CIB	IWPB	Corporate Centre
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	(501)	86	(587)	—	—	(14)	(217)	(356)
– distorting impact of operating results	—	178	(178)	—	—	(20)	(66)	(92)
– notable items	(501)	(92)	(409)	—	—	6	(151)	(264)
ECL	—	—	—	—	—	—	—	—
Operating expenses	(50)	(134)	84	—	—	73	20	(9)
– distorting impact of operating results	—	(84)	84	—	—	59	21	4
– notable items	(50)	(50)	—	—	—	14	(1)	(13)
Share of profit in associates and joint ventures	—	—	—	—	—	—	—	—
Profit before tax	(551)	(48)	(503)	—	—	59	(197)	(365)
– distorting impact of operating results	—	94	(94)	—	—	39	(45)	(88)
– notable items	(551)	(142)	(409)	—	—	20	(152)	(277)
Profit before tax1
– life insurance business in UK	(182)	(13)	(169)	—	—	—	(164)	(5)
– wind-down of M&A and ECM in the UK, Europe and US	(6)	(74)	68	—	—	68	—	—
– retained French portfolio of home and certain other loans	1	88	(87)	—	—	—	—	(87)
– business in Malta	(344)	—	(344)	—	—	—	—	(344
– business in Argentina2	—	(92)	92	—	—	—	—	92
– other strategic transactions	(20)	43	(63)	—	—	(9)	(33)	(21)
1 Represents the impact on profit before tax due to strategic transactions, inclusive of the notable items impacts and the distorting impact of operating results. This does not represent the profit before tax of each disposed business. In the case of wind-downs, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.
2 1Q25 impacts relate to fair value losses on ADRs in Grupo Financiero Galicia received as part of the sale consideration for our business in Argentina.

Supplementary tables for Wealth
Wealth balances
The following table shows our Wealth balances, which include invested assets and Wealth deposits. From 1 January 2026, we have updated the definition of our Wealth balances to exclude Asset Management third-party distribution. This will enhance comparability with industry peers.

Wealth balances1
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$bn	$bn	$bn
Private Bank invested assets2	458	465	403
Retail invested assets	502	490	431
Invested assets1	960	955	834
– of which: The Hongkong and Shanghai Banking Corporation Limited	661	648	560
Wealth deposits (Premier and Private Bank)3	610	608	566
– of which: The Hongkong and Shanghai Banking Corporation Limited	407	407	374
Total reported Wealth balances	1,570	1,563	1,400
– of which: The Hongkong and Shanghai Banking Corporation Limited	1,068	1,055	934
1 Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2 Private Bank client balances, which comprise invested assets and customer deposits, were $562bn (4Q25: $566bn, 1Q25: $498bn).
3 Premier and Private Bank deposits, which include Prestige deposits in Hang Seng Bank, form part of the total IWPB, Hong Kong and UK businesses’ customer accounts balance on page 27.

Net new money
Net new money (‘NNM‘) represents our net customer inflows from Private Bank and Retail invested assets and Wealth deposits. It excludes foreign exchange movements and market and other movements not relating to client inflows/outflows, which are reported within ‘foreign exchange and others’ and ‘net market movements’, respectively. This metric excludes net customer inflows from Asset Management third-party distribution. From 1 January 2026, we disclose NNM as our key Wealth metric, offering greater comparability to industry peers. We no longer disclose invested assets as a key metric.

Net new money
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$bn	$bn	$bn
Opening balance	1,563	1,537	1,359
Net new money1	39	26	23
– of which: net new invested assets	34	3	17
– of which: change in deposits	5	23	6
Net market movements	(21)	(9)	14
Foreign exchange and others2	(11)	9	4
Closing balance	1,570	1,563	1,400

Net new money – The Hongkong and Shanghai Banking Corporation Limited	34	19	19
– of which: net new invested assets	33	—	17
– of which: change in deposits	1	19	2
1 Clients’ assets are translated at the average quarterly rates of foreign exchange applicable to the respective quarters, with the effects of currency translation reported separately.
2 Includes foreign exchange on Wealth deposits.

In addition to the Wealth balances reported above, our Asset Management business also manages assets related to third-party distribution. Total invested assets of our Asset Management business were $863bn (4Q25: $866bn; 1Q25: $748bn), including $291bn related to Wealth balances (4Q25: $286bn; 1Q25: $251bn), and $572bn related to third-party distribution (4Q25: $580bn; 1Q25: $497bn). Invested asset balances related to The Hongkong and Shanghai Banking Corporation Limited were $263bn (4Q25: $260bn; 1Q25: $234bn).

Net new invested assets, including third-party distribution, were $11bn (4Q25: $7bn; 1Q25: $12bn). This included balances related to The Hongkong and Shanghai Banking Corporation Limited of $8bn (4Q25: $(5)bn; 1Q25: $4bn).

Net market movements, foreign exchange and other movements, including third-party distribution were $(14)bn (4Q25: $7bn; 1Q25: $5bn), including $(5)bn for The Hongkong and Shanghai Banking Corporation Limited (4Q25: nil; 1Q25: $7bn).

Reported and constant currency results – legal entities

Reported and constant currency results – legal entities
	Quarter ended 31 Mar 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities1	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	3,622	2,536	10,127	637	1,249	973	678	(1,198)	18,624
ECL	(208)	(456)	(312)	(93)	(50)	(150)	(32)	—	(1,301)
Operating expenses	(1,452)	(1,809)	(3,822)	(325)	(804)	(542)	(376)	409	(8,721
Share of profit/(loss) in associates and joint ventures	—	18	592	—	—	6	160	(2)	774
Profit/(loss) before tax	1,962	289	6,585	219	395	287	430	(791)	9,376
Loans and advances to external customers (net)	311,494	103,572	479,119	24,420	55,361	24,068	3,910	13	1,001,957
External customer accounts	370,603	313,571	919,570	38,182	99,951	28,285	11,575	24	1,781,761
1 Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $0.4bn.

Notable items – legal entities
	Quarter ended 31 Mar 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1	—	(295)	—	—	—	—	—	(206)	(501)
Operating expenses
Disposals, acquisitions and related costs	—	(31)	(10)	—	(3)	—	(1)	(5)	(50)
Restructuring and other related costs2	(22)	(6)	(30)	(2)	(7)	(14)	(1)	(46)	(128)
1 1Q26 includes $0.2bn on the recycling in foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in HSBC Bank Malta plc.

2 Amounts relate to organisational simplification provision recognised in 1Q26.

Reconciliation of reported results to constant currency results – legal entities
	Quarter ended 31 Dec 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities1	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	3,600	1,239	8,775	711	905	862	(931)	16,364
– Currency translation	50	12	10	1	38	(5)	(5)	100
– Constant currency	3,650	1,251	8,785	712	943	857	(936)	16,464
ECL
– Reported	(101)	(80)	(427)	(23)	(202)	(3)	(33)	(901)
– Currency translation	(2)	(1)	2	—	(8)	—	(1)	(9)
– Constant currency	(103)	(81)	(425)	(23)	(210)	(3)	(34)	(910)
Operating expenses
– Reported	(1,538)	(2,108)	(4,081)	(369)	(579)	(500)	674	(9,330)
– Currency translation	(20)	(9)	(10)	(1)	(24)	—	5	(59)
– Constant currency	(1,558)	(2,117)	(4,091)	(370)	(603)	(500)	679	(9,389)
Share of profit/(loss) in associates and joint ventures
– Reported	1	22	486	—	2	159	(1)	669
– Currency translation	(1)	—	12	—	—	—	1	12
– Constant currency	—	22	498	—	2	159	—	681
Profit/(loss) before tax
– Reported	1,962	(927)	4,753	319	126	518	(291)	6,802
– Currency translation	27	2	14	—	6	(5)	—	44
– Constant currency	1,989	(925)	4,767	319	132	513	(291)	6,846
Loans and advances to external customers (net)
– Reported	310,116	106,409	467,842	22,618	25,252	3,971	13	988,399
– Currency translation	(3,677)	(1,431)	(1,291)	(5)	35	(152)	1	(6,520)
– Constant currency	306,439	104,978	466,551	22,613	25,287	3,819	14	981,879
External customer accounts
– Reported	376,903	321,451	911,725	37,010	29,493	10,781	7	1,786,828
– Currency translation	(4,468)	(4,208)	(4,783)	(20)	41	(812)	1	(14,249)
– Constant currency	372,435	317,243	906,942	36,990	29,534	9,969	8	1,772,579
1 Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $0.4bn and constant currency profit before tax of $0.4bn.
Notable items – legal entities (continued)
	Quarter ended 31 Dec 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	—	(1,386)	—	72	(1)	—	—	(44)	(1,359)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(2)	(129)	(24)	(3)	2	—	(2)	1	(157)
Restructuring and other related costs2	(54)	(111)	(101)	(6)	(12)	(36)	(4)	67	(257)
Legal provisions	—	224	—	—	—	—	—	(235)	(11)
1 Includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF.
2 Amounts relate to organisational simplification provision recognised in 4Q25.
Reconciliation of reported results to constant currency results – legal entities (continued)
	Quarter ended 31 Mar 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities1	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	3,211	2,720	9,382	619	1,171	823	593	(870)	17,649
– Currency translation	225	237	69	—	—	134	—	5	670
– Constant currency	3,436	2,957	9,451	619	1,171	957	593	(865)	18,319
ECL
– Reported	(187)	(39)	(353)	(26)	(86)	(180)	(5)	—	(876)
– Currency translation	(14)	(5)	—	—	—	(30)	—	2	(47)
– Constant currency	(201)	(44)	(353)	(26)	(86)	(210)	(5)	2	(923)
Operating expenses
– Reported	(1,313)	(1,665)	(3,538)	(310)	(819)	(459)	(317)	319	(8,102)
– Currency translation	(91)	(144)	(38)	—	(1)	(74)	(1)	(2	(351)
– Constant currency	(1,404)	(1,809)	(3,576)	(310)	(820)	(533)	(318)	317	(8,453)
Share of profit/(loss) in associates and joint ventures
– Reported	—	(3)	635	—	—	4	177	—	813
– Currency translation	—	—	32	—	—	—	—	—	32
– Constant currency	—	(3)	667	—	—	4	177	—	845
Profit/(loss) before tax
– Reported	1,711	1,013	6,126	283	266	188	448	(551)	9,484
– Currency translation	120	88	63	—	(1)	30	(1)	5	304
– Constant currency	1,831	1,101	6,189	283	265	218	447	(546)	9,788
Loans and advances to external customers (net)
– Reported	282,969	101,516	453,681	21,085	56,648	23,843	4,967	(1)	944,708
– Currency translation	7,552	5,405	5,064	1	—	3,257	(186)	1	21,094
– Constant currency	290,521	106,921	458,745	21,086	56,648	27,100	4,781	—	965,802
External customer accounts
– Reported	349,850	307,594	839,433	34,572	97,533	26,701	10,760	42	1,666,485
– Currency translation	9,337	12,878	4,498	7	—	3,647	(732)	—	29,635
– Constant currency	359,187	320,472	843,931	34,579	97,533	30,348	10,028	42	1,696,120
1 Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $0.4bn and constant currency profit before tax of $0.4bn.
Notable items – legal entities (continued)
	Quarter ended 31 Mar 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	—	(14)	—	—	—	—	—	(77)	(91)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(12)	(8)	(5)	(10)	—	—	(15)	(50)
Restructuring and other related costs2	(9)	(8)	(19)	(2)	(6)	(1)	(20)	(76)	(141)
1 Includes $0.1bn of fair value losses on ADRs in Grupo Financiero Galicia received as part of the sale consideration for our business in Argentina.
2 Amounts relate to organisational simplification provision recognised in 1Q25.
Alternative performance measures

The following tables provide the calculation, definition and reconciliation of alternative performance measures to the closest reported performance measure. For further details and an explanation of their basis of preparation, including constant currency, notable items and material notable items, and the impact of strategic transactions and hyperinflationary accounting, see page 5.

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items	Reported revenue excluding notable items and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items	Reported profit before tax excluding notable items and the impact of foreign exchange translation
Constant currency revenue excluding notable items and strategic transactions	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items and strategic transactions	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Net asset value per ordinary share	Total ordinary shareholders’ equity1

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity2

Basic number of ordinary shares in issue after deducting own shares held
Banking net interest income	Banking net interest income adjusts our reported NII, primarily for the impact of funding trading and fair value activities reported in interest expense and to exclude third party insurance NII3
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers	Annualised constant currency ECL

Constant currency average gross loans and advances to customers
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL

Constant currency average gross loans and advances to customers, including held for sale
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts

Weighted average number of ordinary shares outstanding after deducting own shares held
1 Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
2 Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
3 For details on the calculation of banking NII, see page 11.

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Revenue
Reported	18,624	16,364	17,649
Notable item	501	1,359	91
Reported revenue excluding notable items	19,125	17,723	17,740
Currency translation1	—	108	671
Constant currency revenue excluding notable items	19,125	17,831	18,411
Constant currency impact of strategic transactions (distorting impact of operating results between periods)2	—	N/A	(178)
Constant currency revenue excluding notable items and strategic transactions	19,125	N/A	18,233
Profit before tax
Reported	9,376	6,802	9,484
Notable items	679	1,784	282
Reported profit before tax excluding notable items	10,055	8,586	9,766
Currency translation1	—	44	312
Constant currency profit before tax excluding notable items	10,055	8,630	10,078
Constant currency impact of strategic transactions (distorting impact of operating results between periods)2	—	N/A	(94)
Constant currency profit before tax excluding notable items and strategic transactions	10,055	N/A	9,984

1 Currency translation on the reported balance excluding currency translation on notable items.
2 For more details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 25.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	6,938	4,719	6,932
Impairment of goodwill and other intangible assets (net of tax)	30	80	—
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	6,968	4,799	6,932
Impact of notable items1	601	1,685	216
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	7,569	6,484	7,148
Equity
Average total shareholders‘ equity	197,522	194,828	187,892
Effect of average preference shares and other equity instruments	(21,463)	(20,716)	(18,894)
Average ordinary shareholders’ equity	176,059	174,112	168,998
Effect of goodwill and other intangibles (net of deferred tax)	(12,315)	(12,309)	(11,650)
Average tangible equity	163,744	161,803	157,348
Ratio	%	%	%
Return on average ordinary shareholders’ equity (annualised)	16.0	10.8	16.6
Return on average tangible equity (annualised)	17.3	11.8	17.9
Return on average tangible equity excluding notable items (annualised)	18.7	15.9	18.4

1 For details of notable items, see page 22.

To better align our RoTE excluding notable items measure with market practice, from our 2025 full-year results we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.

Return on average tangible equity by business segment
	Quarter ended 31 Mar 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	2,589	1,645	3,337	1,231	574	9,376
Tax expense	(430)	(469)	(646)	(254)	(183)	(1,982
Profit after tax	2,159	1,176	2,691	977	391	7,394
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(76)	(47)	(213)	(32)	(88)	(456
Profit attributable to ordinary shareholders of the parent company	2,083	1,129	2,478	945	303	6,938
Other adjustments	52	80	(45)	(8)	(49)	30
Profit attributable to ordinary shareholders	2,135	1,209	2,433	937	254	6,968
Impact of notable items	3	6	19	191	382	601
Profit attributable to ordinary shareholders excluding notable items	2,138	1,215	2,452	1,128	636	7,569
Average tangible shareholders’ equity	19,383	22,772	57,922	16,716	46,951	163,744
RoTE (%) (annualised)	44.7	21.5	17.0	22.7	2.2	17.3
RoTE (%), excluding notable items (annualised)	44.7	21.6	17.2	27.4	5.5	18.7

	Quarter ended 31 Mar 2025
Profit before tax	2,473	1,469	3,672	1,188	682	9,484
Tax expense	(466)	(419)	(797)	(236)	4	(1,914)
Profit after tax	2,007	1,050	2,875	952	686	7,570
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(271)	(51)	(182)	(64)	(70)	(638)
Profit attributable to ordinary shareholders of the parent company	1,736	999	2,693	888	616	6,932
Other adjustments	68	59	(53)	(13)	(61)	—
Profit attributable to ordinary shareholders	1,804	1,058	2,639	876	555	6,932
Impact of notable items	6	3	58	31	118	216
Profit attributable to ordinary shareholders excluding notable items	1,810	1,061	2,697	907	673	7,148
Average tangible shareholders’ equity	19,866	19,616	55,396	18,511	43,959	157,348
RoTE (%) (annualised)	36.8	21.9	19.3	19.2	5.1	17.9
RoTE (%), excluding notable items (annualised)	37.0	21.9	19.7	19.9	6.2	18.4
Net asset value and tangible net asset value per ordinary share
	At
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Total shareholders’ equity	196,819	198,225	190,810
Preference shares and other equity instruments	(22,211)	(20,716)	(18,719)
Total ordinary shareholders’ equity	174,608	177,509	172,091
Goodwill and intangible assets (net of deferred tax)	(12,273)	(12,356)	(11,693)
Tangible ordinary shareholders’ equity	162,335	165,153	160,398
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,164	17,140	17,668
Value per share	$	$	$
Net asset value per ordinary share	10.17	10.36	9.74
Tangible net asset value per ordinary share	9.46	9.64	9.08

ECL as a % of average gross loans and advances to customers, and ECL as a % of average gross loans and advances to customers, including held for sale

	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL‘)	(1,301)	(901)	(876)
Currency translation	—	(9)	(47)
Constant currenc	(1,301)	(910)	(923)
Average gross loans and advances to customers	1,006,193	996,242	947,588
Currency translation	(3,301)	(6,483)	27,685
Constant currency	1,002,892	989,759	975,273
Average gross loans and advances to customers, including held for sale	1,009,774	998,816	948,700
Currency translati	(3,336)	(6,534)	27,781
Constant curr	1,006,438	992,282	976,481

Ratios	%	%	%
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers (%)	0.53	0.36	0.38
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.52	0.36	0.38

Target basis operating expenses
	Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Reported operating expenses	8,721	9,330	8,102
Notable items	(178)	(425)	(191)
– disposals, wind-downs, acquisitions and related costs	(50)	(157)	(50)
– restructuring and other related costs1	(128)	(257)	(141)
– legal provisions	—	(11)	—
Currency translation2	—	67	344
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate	—	2	9
Target basis operating expenses	8,543	8,974	8,264

1 Amounts include restructuring provisions related to the organisational simplification.
2 Currency translation on reported operating expenses, excluding currency translation on notable items.

Basic earnings per share excluding material notable items andrelated impacts
		Quarter ended
	31 Mar 2026	31 Dec 2025	31 Mar 2025
	$m	$m	$m
Profit attributable to shareholders of company	7,345	4,944	7,324
Coupon payable on capital securities classified as equity	(407)	(225)	(392)
Profit attributable to ordinary shareholders of company	6,938	4,719	6,932
Legal provisions	—	10	—
Impact of disposals, wind-downs, acquisitions and related costs1	535	1,570	68
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	7,473	6,299	7,000

Number of shares
Weighted average basic number of ordinary shares after deducting own shares held (millions)	17,129	17,136	17,769
Basic earnings per share ($)	0.41	0.28	0.39
Basic earnings per share excluding material notable items and related impacts ($)	0.44	0.37	0.39

1 1Q26 includes $0.2bn on the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in HSBC Bank Malta plc. 4Q25 includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale. 1Q25 includes $0.1bn of fair value losses on ADRs in Grupo Financiero Galicia received as part of the sale consideration for our business in Argentina.

Risk
Managing risk
We maintain a proactive approach to managing our exposure to economic, financial and geopolitical risks, supported by continuous monitoring and review. Developments in these areas have historically affected, and may in the future materially affect, HSBC’s customers, operations and financial risk profile.

The conflict in the Middle East is a source of uncertainty, and may adversely impact HSBC and our customers, including through increased market volatility, higher oil and gas prices and disruptions to supply chains. The duration and direction of the conflict is likely to determine the extent of its economic and financial impact.

Before the onset of the conflict in the Middle East on 28 February 2026, the global economy showed continued resilience to unpredictable US trade policies and heightened geopolitical tensions. The conflict and the resultant energy supply shock have increased uncertainty around global GDP growth. The surge in oil and gas prices raises the risk of higher inflation and lower GDP growth. For some countries, particularly those in the Middle East region, where travel, logistics and other sectors have also been affected, the impact is already significant. Evidence of broader supply chain disruptions is emerging and there could be long-lasting implications for the direction of trade, and for energy, military and economic security. We maintain close oversight of the developments, with a focus on potential impacts on our Gulf operations, as well as our customers and suppliers.

Trade and tariff policies also remain a source of uncertainty for businesses and consumers. Changes to tariff rates, including the application of sector-specific levies, may deter capital investment and consumer spending, disrupt supply chains and reduce global trade growth. The reconfiguration of trade and supply routes may offer new opportunities for investment and growth, but these developments could also adversely affect the Group and our customers who operate in some of the most affected markets.

We remain subject to interest rate risk, which can affect net interest income, the fair value of our assets and liabilities, and overall financial performance. Interest rate volatility has increased as higher oil and gas prices have raised inflation expectations and concern that government spending may rise to help reduce the financial impact on households. Prior to the conflict in the Middle East, markets had expected both the US Federal Reserve and the Bank of England (‘BoE’) to lower interest rates during 2026, but renewed inflation risk has raised uncertainty around their future path. In the year to date, the US Federal Reserve has left interest rates unchanged at 3.5%–3.75% and assessed that inflation risks have increased. The BoE has also left the policy rate unchanged at 3.75%, judging that inflation pressures have increased, but assessing that the impact on the economy would depend on the scale and duration of the conflict in the Middle East. Higher interest rates may reduce loan demand across key consumer and business segments, may weaken credit quality and may weigh on real estate and other asset prices. By contrast, lower interest rates could pressure net interest margins and adversely affect profitability.

Market volatility has increased due to rising geopolitical risks, higher energy prices and changing interest rate expectations. The duration and severity of market disruption remain uncertain and could change significantly if geopolitical outcomes differ materially from market expectations.

Our risk profile may be influenced by fiscal policies, public deficits and levels of sovereign indebtedness. In many of our major markets, government debt levels are rising due to higher social welfare commitments and increased expenditure on defence, energy security and climate transition. Higher long-term interest rates across major economies could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereigns. The rise in funding costs in our major markets could reduce the potential for GDP growth by increasing the cost of borrowing, while also creating refinancing risks for our customers and counterparties.

Exchange rate volatility may also affect our risk exposure through mark-to-market changes in trading positions and the translation effects of currency movements.

Investment in the artificial intelligence (‘AI’) and technology sectors and the development of those technologies is being monitored. While AI may deliver improvements to productivity, there remains a risk that the expected gains will fail to materialise and that a disruptive correction to the valuations of AI and technology companies will follow. Other risks relating to AI include the potential disruption of established business models and an increase in unemployment as a result of improvements in technology. These risks could affect HSBC’s risk profile and earnings by impairing the creditworthiness of borrowers, increasing the financial vulnerability of customers and decreasing the value of collateral and other claims.

We continue to monitor the Russia-Ukraine war and any indication of other potential military action or conflict elsewhere, given that these are key sources of uncertainty that may impact HSBC and our customers, including through increased market volatility and supply chain disruptions. Heightened strategic competition between the US and China, including cross-border investment restrictions, is also affecting the configuration of global supply chains, which may in turn affect the Group’s operations.

Sanctions and restrictions on trade and investment are continually evolving in response to geopolitical events and may adversely affect the Group, its customers and the markets in which the Group operates. These factors may result in increased legal, regulatory, reputational and market risks, and a more complex operating environment.

In Hong Kong, we continue to observe signs of a recovery in the residential property sector. Sentiment in the retail property sector also continues to improve, driven by positive retail sales growth, although the office property sector is still facing pressure from oversupply. Market liquidity remains tight overall, particularly for mid-sized and sub-investment grade corporates. The conflict in the Middle East will likely create negative sentiment and could result in a softening of demand as a result of inflationary pressures and increased uncertainty over the trajectory of interest rates. In mainland China, the property market remains weak, with government stimulus yet to trigger a material improvement in buyer sentiment.

In the first quarter of 2026, for the reported ECL allowance, an additional scenario, the Downside 1, was introduced to help address the risks associated with the conflict in the Middle East. Management adjustments to ECL were applied to reflect sector or portfolio risks that are not fully captured by our models, including those in relation to the conflict in the Middle East. We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.
At 31 March 2026, our CET1 ratio decreased to 14.0% from 14.9% at 31 December 2025, and our liquidity coverage ratio (‘LCR’) was 135%, down from 137% at 31 December 2025.

➢
For further details of our Central and other economic scenarios, see page 38.

➢
For further details on our CET1 ratio, see ‘Capital risk‘ on page 46.

Credit risk

Summary of credit risk

At 31 March 2026, gross loans and advances to banks and customers of $1,113bn increased by $6.0bn on a reported basis compared with 31 December 2025. Gross loans and advances to customers increased by $14.2bn and gross loans and advances to banks decreased by $8.2bn. This included total adverse foreign exchange movements of $7.5bn.

On a constant currency basis, the increase of $20.8bn in loans and advances to customers was driven by higher balances in our CIB business (up $12.6bn), our UK business segment (up $4.4bn) and in our Hong Kong business segment (up $2.6bn).

The increase in CIB was driven by higher balances in our entities in Asia, the US and the Middle East across several sectors.

In our UK business, the increase was primarily driven by higher corporate and commercial exposures in addition to mortgage growth.

The increase in our Hong Kong business was primarily driven by higher balances across other personal lending and corporate and commercial exposures.

At 31 March 2026, the allowance for ECL of $12.0bn increased by $0.8bn compared with 31 December 2025, including write-offs of $0.7bn and favourable foreign exchange movements of $0.1bn. The $12.0bn allowance comprised $11.5bn in respect of assets held at amortised cost and $0.5bn in respect of loan commitments and financial guarantees.

On a constant currency basis, the allowance for ECL in relation to loans and advances to customers increased by $0.7bn. This was attributable to:

-
a $0.7bn increase in wholesale loans and advances to customers, which included a $0.6bn increase in stage 3 and a $0.1bn increase in stages 1 and 2; and
-
a broadly unchanged allowance for ECL personal loans and advances to customers.

The ECL charge for the first three months of 2026 was $1.3bn (1Q25: $0.9bn), inclusive of recoveries. It comprised: $0.7bn in respect of CIB; $0.2bn in respect of IWPB; $0.2bn in respect of the Hong Kong business segment; and $0.2bn in respect of the UK business segment.

➢
For further details on ECL charges in each of our business segments, see pages 16 and 36.

The charge in 1Q26 primarily reflected a $0.4bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business, as well as an increase in allowances of $0.3bn to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East on 28 February 2026. Net ECL charges in the Hong Kong CRE and mainland China CRE sectors were immaterial in 1Q26.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied - by business segment at 31 March 2026

	Gross carrying/nominal amount						Allowance for ECL1
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	228,726	302,409	329,049	152,930	182	1,013,296	(4,028)	(1,994)	(3,717)	(1,564)	(36)	(11,339)
Loans and advances to banks at amortised cost	9,151	6,668	65,944	16,854	1,692	100,309	(1)	—	(7)	(2)	(2)	(12)
Other financial assets measured at amortised cost	51,985	95,689	645,100	58,705	67,599	919,078	(12)	(8)	(91)	(42)	(4)	(157)
– cash and balances at central banks	4,444	41,082	154,375	13,461	1,345	214,707	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	44,727	44,727	—	—	—	—	—	—
– reverse repurchase agreements – non-trading	3,328	25,661	279,775	5,481	619	314,864	—	—	—	—	—	—
– financial investments	38,942	25,666	81,786	28,484	16,741	191,619	(2)	(1)	(3)	(4)	—	(10)
– assets held for sale2	—	14	4,093	4,776	21	8,904	—	—	(31)	(28)	—	(59)
– other assets3	5,271	3,266	125,071	6,503	4,146	144,257	(10)	(7)	(57)	(10)	(4)	(88)
Total on-balance sheet	289,862	404,766	1,040,093	228,489	69,473	2,032,683	(4,041)	(2,002)	(3,815)	(1,608)	(42)	(11,508)
Loan and other credit-related commitments	106,665	102,707	406,593	125,155	1,207	742,327	(25)	(109)	(238)	(4)	—	(376)
Financial guarantees	622	1,052	14,925	1,730	—	18,329	(1)	(19)	(57)	—	—	(77)
Total off-balance sheet4	107,287	103,759	421,518	126,885	1,207	760,656	(26)	(128)	(295)	(4)	—	(453)
At 31 Mar 2026	397,149	508,525	1,461,611	355,374	70,680	2,793,339	(4,067)	(2,130)	(4,110)	(1,612)	(42)	(11,961)

				Fair value				Memorandum allowance for ECL5
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI‘)	135,751	27,761	175,329	49,254	1,220	389,315	(2)	(1)	(20)	(8)	—	(31)

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment at 31 December 2025
	Gross carrying/nominal amount						Allowance for ECL1
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	227,608	301,537	318,113	151,657	176	999,091	(3,878)	(1,998)	(3,170)	(1,610)	(36)	(10,692)
Loans and advances to banks at amortised cost	11,696	7,302	67,909	16,630	4,932	108,469	—	—	(4)	(2)	(1)	(7)
Other financial assets measured at amortised cost	57,228	101,338	605,976	59,114	66,670	890,326	(25)	(10)	(68)	(25)	(1)	(129)
– cash and balances at central banks	6,531	49,542	167,889	18,174	723	242,859	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	44,063	44,063	—	—	—	—	—	—
– reverse repurchase agreements – non-trading	5,931	24,847	259,919	6,354	1,341	298,392	—	—	—	—	—	—
– financial investments	38,438	23,602	74,491	28,344	17,226	182,101	(2)	(1)	(4)	(5)	—	(12)
– assets held for sale2	—	14	3,229	864	8	4,115	—	—	(18)	(9)	—	(27)
– other assets3	6,328	3,333	100,448	5,378	3,309	118,796	(23)	(9)	(46)	(11)	(1)	(90)
Total on-balance sheet	296,532	410,177	991,998	227,401	71,778	1,997,886	(3,903)	(2,008)	(3,242)	(1,637)	(38)	(10,828)
Loan and other credit-related commitments	106,246	100,162	358,554	125,138	692	690,792	(26)	(91)	(195)	(3)	—	(315)
Financial guarantees	588	1,061	14,118	1,709	—	17,476	(1)	(16)	(33)	(1)	—	(51)
Total off-balance sheet4	106,834	101,223	372,672	126,847	692	708,268	(27)	(107)	(228)	(4)	—	(366)
At 31 Dec 2025	403,366	511,400	1,364,670	354,248	72,470	2,706,154	(3,930)	(2,115)	(3,470)	(1,641)	(38)	(11,194)

	Fair value						Memorandum allowance for ECL5
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	130,998	27,795	174,611	48,939	1,225	383,568	(1)	—	(20)	(9)	—	(30)
1 The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2 At 31 March 2026, the gross carrying amount comprised $6.6bn of loans and advances to customers and banks (31 December 2025: $3.6bn) and $2.3bn of other financial assets at amortised cost (31 December 2025: $0.5bn). This included the planned sales of our business in Malta ($4.1bn, 31 December 2025: Nil), our custody business in Germany ($0.3bn, 31 December 2025: $0.3bn), our business in Uruguay ($1.4bn, 31 December 2025: $1.4bn) and completion of the sale of our business in South Africa (Nil, 31 December 2025: $0.4bn). The corresponding allowance for ECL comprised $59m of loans and advances to customers and banks (31 December 2025: $27m).
3 Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 12 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4 Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5 Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.
Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Quarter ended 31 Mar 2026	(208)	(203)	(679)	(210)	(1)	(1,301)
Quarter ended 31 Dec 2025	(307)	(101)	(235)	(235)	(23)	(901)
Quarter ended 31 Mar 2025	(316)	(169)	(173)	(227)	9	(876)

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 March 2026
				Gross carrying/nominal amount1				Allowance for ECL				ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost3	900,958	87,651	24,343	344	1,013,296	(1,258)	(2,320)	(7,690)	(71)	(11,339)	0.1	2.6	31.6	20.6	1.1
Loans and advances to banks at amortised cost	99,240	1,068	1	—	100,309	(9)	(2)	(1)	—	(12)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	916,849	1,899	327	3	919,078	(85)	(17)	(55)	—	(157)	—	0.9	16.8	—	—
Loan and other credit-related commit-ments	722,352	19,198	773	4	742,327	(167)	(114)	(95)	—	(376)	—	0.6	12.3	—	0.1
Financial guarantees	16,588	1,533	208	—	18,329	(9)	(16)	(52)	—	(77)	0.1	1.0	25.0	—	0.4
At 31 Mar 2026	2,655,987	111,349	25,652	351	2,793,339	(1,528)	(2,469)	(7,893)	(71)	(11,961)	0.1	2.2	30.8	20.2	0.4

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2025
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	893,433	80,936	24,389	333	999,091	(1,201)	(2,318)	(7,097)	(76)	(10,692)	0.1	2.9	29.1	22.8	1.1
Loans and advances to banks at amortised cost	108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)	—	1.5	100.0	—	—
Other financial assets measured at amortised cost	888,491	1,651	184	—	890,326	(76)	(11)	(42)	—	(129)	—	0.7	22.8	—	—
Loan and other credit-related commit-ments	669,648	20,488	652	4	690,792	(1490)	(97)	(69)	—	(315)	—	0.5	10.6	—	—
Financial guarantees	15,913	1,371	192	—	17,476	(8)	(17)	(26)	—	(51)	0.1	1.2	13.5	—	0.3
At 31 Dec 2025	2,575,821	104,578	25,418	337	2,706,154	(1,4380)	(2,445)	(7,235)	(76)	(11,194)	0.1	2.3	28.5	22.6	0.4
1 Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2 Purchased or originated credit-impaired financial assets (‘POCI‘).
3 Stage 2 balances increased in both Personal and Wholesale lending following introduction of the Downside 1 scenario during the reporting period and due to changes in the underlying portfolio.

Measurement uncertainty and sensitivity analysis of ECL estimates

The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.

Management assessed the current economic environment, reviewed the latest economic forecasts and market indicators and discussed key risks and uncertainties before selecting the economic scenarios and their probability weightings.

Economic forecasts were subject to a high degree of uncertainty as of 31 March 2026 due to the conflict in the Middle East that began on 28 February 2026.

Management judgemental adjustments are used where modelled allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.

Methodology
At 31 March 2026, five economic scenarios were used to calculate ECL. These scenarios were selected to capture the latest economic expectations and to articulate management‘s view of the range of risks and potential outcomes. In most economic circumstances, four standard scenarios are refreshed each quarter. In the first quarter of 2026, a fifth scenario was added to address the heightened risk and uncertainty arising from the conflict in the Middle East.

Of those four standard scenarios, the Upside, Central and Downside are drawn from external consensus forecasts, market data and probability distributions that represent a range of potential economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks in the tail of the distribution. These standard scenarios are calibrated as global demand shocks, where a downturn in economic activity drives a fall in inflation and a reduction in central bank interest rates.

A fifth scenario, the Downside 1, was developed to capture the supply-driven shock to energy supply and regional logistics stemming from the Middle East conflict that began on 28 February 2026. It incorporates a sharp increase in oil prices, leading to higher inflation and a tightening of global financial conditions. It results in weaker growth in our major markets, with the Middle East particularly adversely affected.

Scenarios are refreshed and updated with the latest economic forecasts and distributional estimates every quarter.

Description of economic scenarios

The consensus Central scenario reflects a baseline expectation that was formed before the conflict in the Middle East that began on 28 February 2026. It assumes that global growth slows modestly from 2025 into 2026 as trade growth eases following the surge in volumes that accompanied the imposition of higher US tariffs last year.

For the US, growth is expected to be supported by tax cuts, investment in the roll out and development of AI and the expectation of continued monetary policy easing. Growth is forecast to slow in the UK due to higher unemployment and weak consumer spending, while in France it is expected to remain broadly unchanged. For mainland China and Hong Kong, growth is also forecast to slow in 2026 relative to 2025. The key driver of the outlook in both markets relates to trade. Hong Kong benefited significantly from the redirection of Chinese exports in 2025, but the contribution to growth is expected to be smaller in the year ahead. GDP growth is still forecast to remain close to its trend rate however, as the housing market is expected to continue its recovery and domestic consumption spending is expected to rise. The Central scenario for mainland China is within the range of the official government target. It assumes a modest slowdown relative to 2025 as trade growth decelerates and authorities continue to pursue supply side reforms.

Although the Central scenario was finalised before the conflict started, it was considered to remain a relevant baseline at the reporting date. This assessment was based on information available at quarter end, including the latest external economic forecasts, financial market indicators and official communications around likely conflict duration. A key consideration was that for our major markets outside of the Middle East, updated economic forecasts remained closer to the pre-war consensus than the implied paths of the downside scenarios. At the same time, while financial market implied interest rate expectations were extremely volatile, a majority of economists considered that major central banks would be able to look past a temporary, oil-driven, spike in inflation.

Nonetheless, the conflict has increased forecast uncertainty and this was reflected by assigning a lower than usual weighting of 50% to the Central scenario, with the remainder allocated to the more severe outcomes. Risks to the baseline outlook are captured in outer scenarios.

The three standard outer scenarios, comprising an Upside and two Downsides, are configured around tariff and other risks, which drive demand-side shocks for most markets. In those scenarios, GDP and inflation move together directionally and in the downside scenarios they fall. To capture the risks attached to the Middle East conflict a fifth scenario was deployed, which is configured as a supply shock. In this scenario, disruption to the transportation of oil, gas and other critical materials from the region drives a rise in commodity prices that increases inflation, even as GDP growth is slowing and unemployment is increasing.

The five global scenarios used for calculating ECL at 31 March 2026 were:

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The consensus Central scenario: This scenario was formed before the conflict that began on 28 February 2026, and assumes moderate rates of growth through 2026. The scenario is consistent with a US tariff rate, measured as an effective trade-weighted average, of 14%, compared with 15% at the end of 2025. Although growth in trade is forecast to slow, the scenario assumes that GDP growth in most of our main markets benefits from continued policy support in the form of the gradual lowering of policy interest rates and deficit-financed fiscal spending. In addition, after rising through 2025 unemployment is forecast to stabilise, albeit at the higher level. The US Federal Reserve and the BoE are expected to continue to loosen monetary policy, while the European Central Bank is expected to keep interest rates on hold.

-
The consensus Upside scenario: This scenario features faster growth in economic activity in the near term compared with the consensus Central scenario. In this scenario, trade and geopolitical tensions ease and the improvement in confidence drives an acceleration in GDP growth. Unemployment also falls and equity markets and house prices see accelerated gains.

-
The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario. For most markets, it incorporates a mild to moderate recession, driven by an escalation in tariffs and the crystallisation of other risks. In this scenario, growth weakens, unemployment rises and equity markets and house prices contract.

-
The Downside 1 scenario: This scenario explores the risks associated with the conflict in the Middle East that began on 28 February 2026 and is calibrated as a supply shock in which the conflict persists into the second quarter of 2026, with recovery over subsequent quarters. In the scenario, GDP falls, and inflation and policy interest rates rise. The scenario features a period of disruption to shipping through the Strait of Hormuz and damage to regional oil and gas infrastructure. The price of Brent crude oil rises to $130/bbl through the second quarter of 2026 and remains at over $100/bbl in the third, before falling back below $100/bbl by year end. The severity of the scenario varies significantly by market and is designed to reflect the exposure and sensitivity of each market both to the conflict and to higher energy costs. For most markets, the expected impact is a moderate slowdown in growth below the Central scenario, but it also features a significant rise in inflation above the Central scenario that prompts major central banks to raise interest rates. The most severe impact is seen in the Middle East, where many markets are assumed to enter recession.

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The Downside 2 scenario: This scenario reflects management’s view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that leads to a deep global recession. The subsequent drop in demand leads to a steep fall in commodity prices, and a rapid increase in unemployment. The narrative features an escalation in tariff actions and retaliation globally and further intensification of geopolitical crises. The scenario is consistent with the US tariff rate, measured as an effective trade-weighted average, rising to 25% at the end of 2026.

The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside, consensus Downside, Downside 1 and Downside 2 scenarios.
Consensus Central scenario 2Q26–1Q31 (as at 1Q26)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2026	1.1	2.5	2.5	4.5	1.0	4.8	1.3
2027	1.4	2.0	2.4	4.4	1.1	4.0	1.9
2028	1.4	2.0	2.3	4.2	1.2	3.9	2.1
2029	1.4	2.0	2.2	4.1	1.2	3.7	2.2
2030	1.5	2.0	2.2	4.0	1.2	3.5	2.2
5-year average1	1.4	2.1	2.3	4.2	1.2	3.8	2.0
Unemployment rate (%)
2026	5.1	4.5	3.5	5.2	7.7	2.3	2.8
2027	5.0	4.3	3.4	5.2	7.6	2.2	3.1
2028	4.9	4.2	3.1	5.1	7.4	2.1	3.1
2029	4.8	4.2	3.0	5.0	7.4	2.1	3.1
2030	4.7	4.1	3.0	5.0	7.3	2.0	3.1
5-year average1	4.9	4.2	3.2	5.1	7.5	2.1	3.0
House prices (annual average growth rate, %)
2026	2.0	1.5	5.2	(3.2	3.5	6.3	5.8
2027	2.2	1.8	2.7	1.0	5.3	3.2	4.5
2028	3.1	2.5	3.1	3.1	4.2	2.3	4.4
2029	2.7	2.9	2.7	3.4	3.2	2.0	4.3
2030	2.4	3.0	2.3	2.3	2.3	2.1	4.2
5-year average1	2.5	2.4	3.1	1.6	3.7	2.9	4.4
Inflation (annual average growth rate, %)
2026	2.5	2.7	1.7	0.7	1.2	1.9	3.7
2027	2.2	2.4	1.8	1.0	1.6	1.8	3.6
2028	2.1	2.2	1.9	1.4	2.0	1.9	3.4
2029	2.1	2.2	2.1	1.5	2.1	1.9	3.4
2030	2.0	2.1	2.2	1.5	2.0	1.9	3.4
5-year average1	2.1	2.3	2.0	1.2	1.8	1.9	3.5
Central bank policy rate (annual average, %)2
2026	3.6	3.5	3.9	3.0	2.1	3.5	6.9
2027	3.6	3.1	3.5	3.0	2.2	3.2	7.2
2028	3.7	3.1	3.5	3.0	2.4	3.2	7.6
2029	3.8	3.3	3.7	3.2	2.5	3.3	8.0
2030	3.9	3.4	3.8	3.3	2.6	3.5	8.2
5-year average1	3.7	3.3	3.7	3.1	2.4	3.3	7.7
1 The five-year average is calculated over a projected period of 20 quarters from 2Q26 to 1Q31.
2 For mainland China, the policy rate shown is the Loan Prime Rate.
Consensus Central scenario 2026–2030 (as at 4Q25)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2026	1.1	1.9	2.3	4.4	0.9	4.7	1.3
2027	1.4	2.0	2.3	4.2	1.2	4.1	2.0
2028	1.5	2.1	2.3	4.0	1.3	3.8	2.2
2029	1.5	2.1	2.4	3.8	1.3	3.5	2.2
2030	1.5	2.0	2.4	3.8	1.3	3.5	2.2
5-year average1	1.4	2.0	2.3	4.0	1.2	3.9	2.0
Unemployment rate (%)
2026	4.9	4.4	3.6	5.2	7.6	2.5	3.2
2027	4.7	4.3	3.4	5.2	7.6	2.4	3.2
2028	4.7	4.1	3.1	5.1	7.5	2.4	3.2
2029	4.7	4.1	3.0	5.0	7.4	2.4	3.1
2030	4.7	4.1	3.0	5.0	7.4	2.4	3.1
5-year average1	4.7	4.2	3.2	5.1	7.5	2.4	3.2
House prices (annual average growth rate, %)
2026	1.2	1.1	0.5	(1.6	4.3	5.8	4.8
2027	2.8	1.9	1.5	2.1	5.0	3.2	4.5
2028	3.3	2.7	2.5	3.5	4.1	2.3	4.4
2029	2.7	3.2	2.1	3.4	3.1	2.0	4.3
2030	2.4	3.2	2.1	2.3	2.2	2.1	4.2
5-year average1	2.5	2.4	1.8	1.9	3.7	3.1	4.4
Inflation (annual average growth rate, %)
2026	2.5	2.9	1.8	0.7	1.4	2.0	3.7
2027	2.1	2.3	1.9	1.2	1.7	1.9	3.6
2028	2.1	2.2	2.0	1.4	2.1	1.9	3.5
2029	2.0	2.2	2.2	1.5	2.1	2.0	3.4
2030	2.0	2.2	2.2	1.5	1.9	2.0	3.4
5-year average1	2.2	2.4	2.0	1.3	1.9	1.9	3.5
Central bank policy rate (annual average, %)2
2026	3.5	3.4	3.8	3.0	1.9	3.5	7.0
2027	3.4	3.1	3.5	3.0	2.0	3.1	7.2
2028	3.5	3.2	3.6	3.1	2.1	3.3	7.5
2029	3.7	3.4	3.8	3.1	2.3	3.4	7.7
2030	3.8	3.6	3.9	3.2	2.5	3.6	7.9
5-year average1	3.6	3.3	3.7	3.1	2.2	3.4	7.5
1 The five-year average is calculated over a 20-quarter period from 2Q26 to 1Q31.
2 For mainland China, the policy rate shown is the Loan Prime Rate.
Consensus Upside scenario 2Q26–1Q31 (as at 1Q26)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)1	10.8	(1Q31)	15.1	(1Q31)	19.0	(1Q31)	29.5	(1Q31)	8.3	(1Q31)	28.4	(1Q31)	16.5	(1Q31)
Unemployment rate (%, min)2	3.5	(1Q28)	3.6	(1Q28)	2.9	(3Q28)	4.7	(1Q28)	6.8	(1Q28)	1.8	(1Q28)	2.4	(4Q26)
House price index (%, start-to-peak)1	18.9	(1Q31)	22.6	(1Q31)	24.6	(4Q30)	13.3	(1Q31)	22.0	(1Q31)	21.1	(1Q31)	29.3	(1Q31)
Inflation rate (YoY % change, max)3	3.3	(2Q27)	3.6	(4Q26)	2.7	(1Q27)	1.5	(4Q29)	2.3	(4Q28)	2.5	(2Q26)	4.0	(1Q27)
Central bank policy rate (%, max)3	4.0	(1Q31)	3.7	(2Q26)	4.1	(2Q26)	3.4	(2Q27)	2.7	(1Q27)	3.7	(2Q26)	8.4	(1Q31)
Consensus Upside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)1	11.0	(4Q30)	15.2	(4Q30)	20.7	(4Q30)	28.6	(4Q30)	8.5	(4Q30)	29.0	(4Q30)	16.9	(4Q30)
Unemployment rate (%, min)2	3.2	(4Q27)	3.5	(4Q27)	2.8	(2Q28)	4.7	(4Q27)	6.6	(4Q27)	2.0	(4Q27)	2.8	(3Q26)
House price index (%, start-to-peak)1	20.0	(4Q30)	23.2	(4Q30)	19.4	(4Q30)	14.9	(4Q30)	22.6	(4Q30)	22.2	(4Q30)	29.5	(4Q30)
Inflation rate (YoY % change, max)3	3.5	(1Q26)	3.6	(3Q26)	2.9	(2Q26)	1.5	(4Q30)	2.4	(4Q27)	3.1	(2Q26)	4.2	(1Q26)
Central bank policy rate (%, max)3	3.9	(1Q26)	3.9	(1Q26)	4.2	(1Q26)	3.4	(1Q27)	2.5	(4Q30)	3.9	(1Q26)	8.1	(4Q30)
1 Cumulative change from the start of the scenario to the highest level observed over the 20-quarter projection.
2 Lowest projected unemployment in the scenario.
3 The table shows the highest projected policy rate and year-on-year percentage change in inflation in the scenario. For mainland China, the policy rate shown is the Loan Prime Rate.
Consensus Downside scenario 2Q26–1Q31 (as at 1Q26)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(0.4)	(2Q28)	(0.6)	(4Q26)	(2.5)	(3Q27)	(1.7)	(4Q26)	(0.2)	(3Q26)	0.1	(2Q26)	(1.3)	(1Q27)
Unemployment rate (%, max)2	6.4	(1Q27)	5.3	(4Q26)	4.7	(2Q27)	6.8	(1Q28)	8.4	(2Q27)	2.9	(4Q27)	3.5	(1Q27)
House price index (%, start-to-trough)1	(4.2)	(1Q27)	(2.8)	(2Q27)	(1.5)	(2Q27)	(6.1)	(2Q27)	0.7	(2Q26)	(3.6)	(3Q26)	0.5	(2Q26)
Inflation rate (YoY % change)3	1.0	(1Q27)	3.1	(2Q26)	0.8	(1Q27)	(2.6)	(4Q26)	0.6	(3Q26)	0.6	(1Q27)	4.5	(3Q26)
Central bank policy rate (%)3	2.4	(1Q29)	3.5	(1Q31)	3.9	(1Q31)	1.5	(1Q27)	0.9	(4Q26)	3.6	(1Q31)	9.4	(3Q26)
Consensus Downside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(0.2)	(2Q27)	(0.8)	(3Q26)	(1.7)	(4Q27)	(1.7)	(3Q26)	(0.4)	(3Q26)	0.4	(1Q26)	(1.0)	(1Q27)
Unemployment rate (%, max)2	6.2	(4Q26)	5.3	(3Q26)	4.8	(4Q26)	6.8	(4Q27)	8.6	(3Q26)	3.2	(3Q27)	3.8	(3Q26)
House price index (%, start-to-trough)1	(4.1)	(1Q27)	(3.1)	(1Q27)	(3.8)	(1Q27)	(5.6)	(1Q27)	0.7	(1Q26)	(3.4)	(2Q26)	0.6	(1Q26)
Inflation rate (YoY % change)3	1.3	(3Q26)	3.4	(1Q26)	0.1	(4Q26)	(2.9)	(4Q26)	0.4	(4Q26)	0.5	(4Q26)	4.7	(1Q26)
Central bank policy rate (%)3	2.2	(3Q28)	4.6	(2Q26)	5.0	(2Q26)	1.5	(4Q26)	0.6	(1Q27)	4.6	(2Q26)	9.5	(2Q26)

1 Cumulative change from the start of the scenario to the lowest level observed over the 20-quarter projection. If the projected series does not fall below its starting level, the value reported is the smallest positive cumulative change over the projection horizon.

2 The highest projected unemployment in the scenario.

3 The table shows the peak year-on-year percentage change in inflation and peak projected policy rates for the US and Mexico. For all other countries and territories, the trough is reported. For the UAE and Hong Kong, the policy rate is also shown as its peak, reflecting their US dollar-linked exchange rate regimes. For mainland China, the policy rate shown is the Loan Prime Rate.

Downside 1 scenario 2Q26–1Q31 (as at 1Q26)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2026	0.6	2.0	2.0	3.6	0.6	2.9	1.3
2027	0.7	1.3	1.7	3.1	0.6	1.3	1.4
2028	1.4	1.9	2.3	4.1	1.2	3.3	2.0
2029	1.4	2.0	2.2	4.1	1.2	3.7	2.2
2030	1.5	2.0	2.2	4.0	1.2	3.5	2.2
5-year average1	1.1	1.8	2.0	3.7	1.0	2.8	1.8
Unemployment rate (%)
2026	5.3	4.8	4.1	5.3	8.1	2.8	3.1
2027	5.6	4.8	3.8	5.8	8.4	3.1	3.3
2028	5.3	4.5	3.1	5.8	8.0	2.7	3.1
2029	4.8	4.2	3.0	5.1	7.3	2.3	3.1
2030	4.7	4.1	3.0	5.0	7.2	2.2	3.1
5-year average1	5.1	4.4	3.4	5.4	7.8	2.6	3.1
House prices (annual average growth rate, %)
2026	(1.3	(0.3	4.7	(3.7	2.0	0.7	5.7
2027	(5.4	(2.0	1.9	(1.2	2.7	(5.7	3.8
2028	3.1	2.6	3.1	2.8	4.2	4.4	3.8
2029	4.0	4.0	2.7	3.4	3.2	3.2	4.1
2030	3.4	4.1	2.3	2.3	2.3	2.1	4.2
5-year average1	0.9	1.8	2.8	1.1	2.9	0.6	4.1
Inflation (annual average growth rate, %)
2026	3.9	3.4	1.8	0.8	2.1	2.1	4.9
2027	3.2	2.8	2.0	1.2	2.2	1.3	3.9
2028	2.1	2.2	1.9	1.4	2.0	1.4	2.4
2029	2.1	2.2	2.1	1.5	2.1	1.5	2.5
2030	2.0	2.1	2.2	1.5	2.0	2.0	2.6
5-year average1	2.6	2.5	2.1	1.3	2.1	1.7	3.2
Central bank policy rate (annual average, %)2
2026	4.0	3.9	4.3	2.8	2.2	3.9	9.3
2027	3.7	3.6	3.9	2.7	2.3	3.6	7.7
2028	3.7	3.4	3.8	2.7	2.4	3.5	5.5
2029	3.8	3.5	3.9	2.7	2.5	3.5	8.1
2030	3.9	3.5	3.9	2.7	2.6	3.5	8.2
5-year average1	3.8	3.6	3.9	2.7	2.4	3.6	7.8

1 The five-year average is calculated over a 20-quarter period from 2Q26 to 1Q31.
2 For mainland China, the policy rate shown is the Loan Prime Rate.

Downside 2 scenario 2Q26–1Q31 (as at 1Q26)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(5.4)	(3Q27)	(4.3)	(2Q27)	(10.2)	(3Q27)	(6.1)	(2Q27)	(6.2)	(3Q27)	(6.0)	(3Q27)	(9.9)	(3Q27)
Unemployment rate (%, max)2	9.0	(3Q27)	9.3	(1Q28)	6.9	(1Q27)	7.0	(1Q28)	10.7	(2Q28)	3.6	(4Q26)	5.1	(3Q27)
House price index (%, start-to-trough)1	(24.1)	(1Q28)	(16.7)	(1Q27)	(14.7)	(2Q29)	(24.0)	(1Q28)	(6.1)	(4Q27)	(32.6)	(2Q28)	0.5	(2Q26)
Inflation rate (YoY % change)3	(2.1)	(1Q27)	3.7	(3Q26)	(1.8)	(3Q27)	(6.1)	(1Q27)	(0.3)	(1Q27)	0.4	(1Q27)	4.7	(3Q26)
Central bank policy rate (%)3	1.6	(2Q27)	3.1	(2Q26)	3.5	(2Q26)	1.2	(3Q27)	0.4	(4Q26)	3.1	(2Q26)	9.8	(3Q26)

Downside 2 scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(5.3)	(2Q27)	(4.5)	(1Q27)	(9.3)	(3Q27)	(6.0)	(1Q27)	(6.2)	(2Q27)	(5.7)	(2Q27)	(10.0)	(1Q27)
Unemployment rate (%, max)2	8.9	(2Q27)	9.0	(1Q28)	7.0	(4Q26)	7.0	(4Q27)	10.7	(4Q27)	3.9	(3Q26)	5.2	(2Q27)
House price index (%, start-to-trough)1	(24.2)	(4Q27)	(17.1)	(4Q26)	(19.6)	(2Q29)	(23.1)	(4Q27)	(5.9)	(3Q27)	(30.5)	(1Q28)	0.6	(1Q26)
Inflation rate (YoY % change)3	(1.9)	(4Q26)	4.1	(2Q26)	(1.7)	(2Q27)	(6.5)	(4Q26)	(0.6)	(4Q26)	0.3	(4Q26)	4.8	(1Q26)
Central bank policy rate (%)3	1.4	(1Q27)	4.7	(2Q26)	5.0	(2Q26)	1.2	(2Q27)	0.1	(4Q26)	4.7	(2Q26)	9.9	(2Q26)
1 Cumulative change from the start of the scenario to the lowest level observed over the 20-quarter projection. If the projected series does not fall below its starting level, the value reported is the smallest positive cumulative change over the projection horizon.
2 The highest projected unemployment in the scenario
3 The table shows the peak year-on-year percentage change in inflation and peak projected policy rates for the US and Mexico, and the trough for all other countries and territories. For the UAE and Hong Kong, the policy rate is also shown as its peak, reflecting their US dollar-linked exchange rate regimes. For mainland China, the policy rate shown is the Loan Prime Rate.

The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
1Q26
Consensus Upside	10	5	5	5	5	5	5	5
Consensus Central	75	50	50	50	50	50	50	50
Consensus Downside	10	10	10	10	10	10	10	10
Downside 1	—	30	30	30	30	30	30	30
Downside 2	5	5	5	5	5	5	5	5

4Q25
Consensus Upside	10	10	10	10	10	10	10	10
Consensus Central	75	75	75	75	75	75	75	75
Consensus Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5

Scenario weightings for the standard outer scenarios are calibrated to probabilities that are determined with reference to consensus forecast probability distributions. Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic risk. Management’s view of the scenarios and the probability distribution takes into consideration the relationship of the consensus scenario to both internal and external assessments of risk.

At 31 March 2026, management concluded that the conflict in the Middle East had materially increased uncertainty around the outlook and risk distribution, particularly for energy prices, inflation and monetary policy. The introduction of a fifth scenario offered scope to reassign weight from the Central and Upside to a scenario that appropriately reflects near-term risks. Weights were therefore adjusted away from the standard calibration to address elevated forecast uncertainty and an assessment that the balance of risk had skewed more significantly to the downside. The re-weighting of scenarios was applied on a global basis. The fifth scenario incorporates region-specific variations to reflect differing impacts of the Middle East conflict, which allows for a uniform adjustment to scenario weights across all jurisdictions.

The consensus Upside and Central scenarios for all key markets were assigned a combined weighting of 55%. The Downside 1 scenario, which addresses the escalating economic risks associated with the Middle East conflict that began on 28 February 2026, was assigned a 30% weighting. The remaining 15% was assigned to the two other Downside scenarios, with the consensus Downside scenario given a weight of 10% and 5% assigned to the Downside 2.

Management used the consensus and additional scenarios with their respective weightings, together with management judgemental adjustments, to ensure total reported ECL allowance was reflective of expected credit losses at the reporting date.

Management judgemental adjustments

In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge. The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge. Further details can be found in the section ‘Management judgemental adjustments‘ on page 121 of the Annual Report and Accounts 2025.
Management judgemental adjustments are reviewed under the governance process for IFRS 9, as detailed in the section ‘Credit risk management’ on page 107 of the Annual Report and Accounts 2025.

At 31 March 2026, total management judgemental adjustments for retail and wholesale loans increased the allowance for ECL by $0.2bn (31 December 2025: $0.2bn increase). The wholesale portfolio management judgemental adjustments increased by $0.1bn from 31 December 2025, driven primarily by uncertainty from the conflict in the Middle East that began on 28 February 2026, as well as market-specific uncertainties across a number of geographies. For the retail portfolios, management judgemental adjustments increased the ECL allowances by $0.1bn. Market-specific uncertainties in relation to the Middle East conflict were captured through management judgemental adjustments. The adjustments reflect where the increase in risk was not fully captured by modelled outcomes, particularly for geographies with localised impacts, such as the UAE. In addition, through continuous monitoring of the macroeconomic environment and modelled ECL, there were no other significant management judgemental adjustments applied to the retail portfolio at 31 March 2026.

Economic scenarios sensitivity analysis of ECL estimates

Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.

The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.

There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.

For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3) obligors. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.

For retail credit risk exposures, the sensitivity analysis includes ECL allowance for loans and advances to customers related to defaulted obligors. This is because the retail ECL allowance for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

Group ECL sensitivity results

The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts. If the Group allowance for ECL balance was estimated solely on the basis of the consensus Upside, consensus Central, consensus Downside, Downside 1 and the Downside 2 scenarios at 31 March 2026, it would increase/(decrease) as presented in the below table.

	Retail	Wholesale1
Total Group ECL at 31 Mar 20262	$bn	$bn
Reported ECL	2.7	2.0
Scenarios
100% consensus Central scenario	(0.1)	(0.3)
100% consensus Upside scenario	(0.1)	(0.7)
100% consensus Downside scenario	0.0	0.3
100% Downside 1 scenario	0.0	0.2
100% Downside 2 scenario	0.9	2.5
Total Group ECL at 31 Dec 20252
Reported ECL	2.7	1.9
Scenarios
100% consensus Central scenario	(0.0)	0.0
100% consensus Upside scenario	(0.1)	(0.3)
100% consensus Downside scenario	0.0	0.6
100% Downside 2 scenario	0.9	2.7
1 Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
2 ECL sensitivities exclude portfolios utilising less complex modelling approaches for the retail portfolio and defaulted obligors for the wholesale portfolio.

At 31 March 2026, the Group reported ECL allowance remained stable in the retail portfolio and increased by $0.1bn in the wholesale portfolio, compared with 31 December 2025. The reported ECL allowance included the consideration of the additional Downside 1 scenario, which was introduced in the reporting period, and the 100% scenario ECL is presented above.

The Downside 1 scenario results incorporate more significant regional differentiation than the consensus Downside, to reflect country level sensitivities on their economies from the Middle East conflict.

In the retail portfolio, the allowances for ECL under each of the 100% consensus scenarios and the Downside 2 scenario were consistent with 31 December 2025. The consensus Downside and Downside 1 scenario ECL allowances were also at comparable levels and would both increase the reported ECL allowance.

In the Wholesale portfolio there was a marginal improvement in the consensus scenarios relative to 31 December 2025. The Downside 1 scenario added $0.2bn to Wholesale ECL at 31 March 2026, which affected the sensitivity to other scenarios, reducing the impact compared with 31 December 2025. There is less sensitivity in the consensus Downside scenario at 31 March 2026 due to this impact and the improvement in the scenarios in certain countries and territories, including the relative improvement in scenarios in the US and Hong Kong.

Personal lending
Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	190,482	15,109	1,212	206,803	(221)	(315)	(257)	(793)
HSBC Bank plc	15,208	947	349	16,504	(13)	(10)	(99)	(122)
The Hongkong and Shanghai Banking Corporation Limited	204,695	7,404	1,099	213,198	(206)	(439)	(169)	(814)
HSBC Bank Middle East Limited	3,882	313	51	4,246	(17)	(42)	(30)	(89)
HSBC North America Holdings Inc.	19,409	491	425	20,325	(4)	(12)	(15)	(31)
Grupo Financiero HSBC, S.A. de C.V.	11,411	1,125	807	13,343	(231)	(395)	(313)	(939)
Other trading entities	346	31	4	381	—	(1)	(3)	(4)
At 31 Mar 2026	445,433	25,420	3,947	474,800	(692)	(1,214)	(886)	(2,792)
By legal entity
HSBC UK Bank plc	191,726	14,515	1,200	207,441	(201)	(315)	(256)	(772)
HSBC Bank plc	17,416	1,076	365	18,857	(16)	(14)	(107)	(137)
The Hongkong and Shanghai Banking Corporation Limited	201,779	6,407	1,108	209,294	(199)	(432)	(170)	(801)
HSBC Bank Middle East Limited	4,061	134	47	4,242	(18)	(23)	(29)	(70)
HSBC North America Holdings Inc.	19,607	512	404	20,523	(4)	(12)	(14)	(30)
Grupo Financiero HSBC, S.A. de C.V.	11,705	1,212	817	13,734	(229)	(438)	(316)	(983)
Other trading entities	402	31	4	437	—	(1)	(3)	(4)
At 31 Dec 2025	446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)

Wholesale lending
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	97,697	13,137	3,210	—	114,044	(201)	(330)	(704)		(1,235)
HSBC Bank plc	91,531	7,078	2,363	57	101,029	(55)	(113)	(1,014)	(31)	(1,213)
The Hongkong and Shanghai Banking Corporation Limited	285,715	36,043	12,395	89	334,242	(192)	(466)	(3,877)	(35)	(4,570)
HSBC Bank Middle East Limited	27,065	1,167	1,219	5	29,456	(37)	(38)	(663)	(4)	(742)
HSBC North America Holdings Inc.	31,701	3,763	547	193	36,204	(37)	(103)	(175)	(1)	(316)
Grupo Financiero HSBC, S.A. de C.V.	12,619	1,976	379	—	14,974	(37)	(54)	(195)	—	(286)
Other trading entities	8,358	135	284	—	8,777	(16)	(4)	(177)	—	(197)
Holding companies, shared service centres and intra-Group eliminations	79	—	—	—	79	—	—	—	—	—
At 31 Mar 2026	554,765	63,299	20,397	344	638,805	(575)	(1,108)	(6,805)	(71)	(8,559)

By legal entity
HSBC UK Bank plc	98,719	10,488	3,430	—	112,637	(180)	(325)	(753)	—	(1,258)
HSBC Bank plc	98,175	5,582	1,756	58	105,571	(68)	(96)	(611)	(29)	(804)
The Hongkong and Shanghai Banking Corporation Limited	283,206	33,990	12,837	77	330,110	(171)	(480)	(3,694)	(41)	(4,386)
HSBC Bank Middle East Limited	26,643	1,171	1,242	5	29,061	(19)	(31)	(630)	(5)	(685)
HSBC North America Holdings Inc.	28,456	3,518	517	193	32,684	(41)	(100)	(145)	(1)	(287)
Grupo Financiero HSBC, S.A. de C.V.	12,057	2,268	378	—	14,703	(47)	(49)	(190)	—	(286)
Other trading entities	7,727	164	285	—	8,176	(12)	(4)	(180)	—	(196)
Holding companies, shared service centres and intra-Group eliminations	90		—	—	90	—	—	—	—	—
At 31 Dec 2025	555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)

Hong Kong commercial real estate

In the table below, we have disclosed information related to commercial real estate (‘CRE’) exposures booked in Hong Kong (excluding exposures to mainland China borrowers) by stage and credit quality. These exposures mostly comprise lending to Hong Kong borrowers and, to a lesser degree, borrowers overseas.

Commercial real estate lending to customers – Hong Kong excluding exposure to mainland China borrowers
	31 Mar 2026	31 Dec 2025
	$m	$m
Gross loans and advances
By stage
Stage 1	10,764	10,666
Stage 2	12,687	13,652
Stage 3	6,033	6,306
By credit quality
Strong	3,299	3,314
Good	7,818	8,225
Satisfactory	9,792	10,352
Sub-standard	2,542	2,427
Credit impaired	6,033	6,306
At	29,484	30,624
Allowance for ECL	(1,158)	(1,077)

The Hong Kong CRE portfolio (excluding exposure to mainland China borrowers) saw an increase in allowances for ECL in 1Q26, reflecting continued weakness in property prices. However, credit migration to the ‘credit impaired’ category was significantly reduced in 1Q26. Exposures in this category continued to be largely comprised of secured book, which represented 56% of the total portfolio (31 December 2025: 57%).

‘Sub-standard’ and ‘credit-impaired’ exposures decreased to $8.6bn (31 December 2025: $8.7bn), of which 94% was secured (31 December 2025: 95%). As at 28 February 2026, the weighted average loan to value (‘LTV’):

-
of performing exposures rated ‘sub-standard’ was 44% (31 December 2025: 42%). There was immaterial exposure with an LTV of greater than 70%, unchanged compared with 31 December 2025; and

-
of ‘credit-impaired’ exposures was 75% (31 December 2025: 71%). Within this portfolio, $2.2bn had an LTV of greater than 70% (31 December 2025: $1.9bn).

Collateral information and LTV calculations were based on total limits, inclusive of off-balance sheet commitments of $43.2bn as of 28 February 2026 (31 December 2025: $42.8bn).

The unsecured portfolio remains largely stable, with some migration within performing credit grades, with 89% of exposures rated ’strong‘ or ‘good’ (31 December 2025: 89%). ’Credit impaired‘ levels are limited. Unsecured exposures are typically granted to strong, listed Hong Kong CRE developers, which are commonly members of conglomerate groups with diverse cash flows.

Market conditions continued to stabilise in the first quarter of 2026. However, pressure on valuations continues and liquidity remains tight, particularly for mid-sized and sub-investment grade corporates. As the Middle East conflict continues, inflationary pressures and uncertainty over the trajectory of interest rates will likely create negative sentiment and a potential softening of demand. Nevertheless, we continue to observe positive momentum in the residential property sector as well as improved leasing activity in the retail property sector, underpinned by a recovery of inbound tourism and improved consumer demand. Oversupply in the office property sector is likely to result in pressure on rents and capital values in 2026, although the broader Hong Kong economy remains resilient.

We continue to closely assess and manage the risk in the portfolio, including through portfolio reviews and stress testing. Vulnerable borrowers, including those with debt serviceability challenges and higher LTV levels, are subject to heightened monitoring and exposure management.

Capital risk

Capital overview

Capital and liquidity adequacy metrics
	At
	31 Mar 2026	31 Dec 2025
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	689.0	687.0
Counterparty credit risk	43.1	42.4
Market risk	32.1	38.5
Operational risk	119.6	120.7
Total risk-weighted assets	883.8	888.6
Capital ($bn)
Common equity tier 1 capital	124.0	132.6
Tier 1 capital	146.2	153.4
Total capital	174.0	182.4
Capital ratios (%)
Common equity tier 1 ratio	14.0	14.9
Tier 1 ratio	16.5	17.3
Total capital ratio	19.7	20.5
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	710.6	702.1
Total net cash outflow ($bn)	525.1	512.1
LCR (%)	135	137

We refer to the UK Capital Requirements Regulation, the PRA Rulebook and any laws, regulations, requirements, rules, guidelines, standards and policies relating to capital adequacy, leverage and liquidity adopted by the relevant regulators, as applicable, and which are applicable to HSBC as the ‘Prudential rules’. Any references to European Union (’EU‘) regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018 and as may be subsequently amended under UK law.

Capital figures and ratios in the previous table are calculated in accordance with the Prudential rules. Effective 1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the UK Capital Requirements Regulation grandfathering provisions on 28 June 2025. Our capital figures are therefore the same, for both the transitional and end-point basis. The LCR is based on the average value of the preceding 12 months.

Regulatory numbers and ratios are as presented at the date of reporting. Small changes may arise between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

Capital
At 31 March 2026, our CET1 capital ratio decreased to 14.0% from 14.9% at 31 December 2025, driven by:

-
a 1.1 percentage point decrease primarily due to the impact of strategic transactions, mainly the privatisation of Hang Seng Bank;
-

-
a 0.2 percentage point decrease driven by higher RWAs excluding foreign exchange translation differences, mainly from asset size movements, partly offset by asset quality, and methodology and policy changes;
-

-
a 0.1 percentage point decrease mainly due to a fall in the fair value of hold-to-collect-and-sell debt instruments, following higher yields, and the net impact from foreign exchange fluctuations; and
-

-
a 0.5 percentage point increase in CET1 capital generation, mainly through regulatory profits net of dividends.

Our Pillar 2A requirement at 31 March 2026, as per the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.5% of RWAs, of which 1.5% must be met by CET1. Throughout 1Q26, we complied with the PRA’s regulatory capital adequacy requirement.

Leverage

Leverage ratio
	At
	31 Mar 2026	31 Dec 2025
	$bn	$bn
Tier 1 capital (leverage)	146.2	153.4
Total leverage ratio exposure	2,947.0	2,877.1
	%	%
Leverage ratio	5.0	5.3

Our leverage ratio was 5.0% at 31 March 2026, down from 5.3% at 31 December 2025. The decrease in tier 1 capital led to a 0.2 percentage point fall in the leverage ratio, which was compounded by a 0.1 percentage point increase in leverage exposures, primarily due to growth in the balance sheet.

At 31 March 2026, our UK minimum leverage ratio requirement was 3.25%, with an additional buffer of 0.9% – comprising a 0.7% additional leverage ratio buffer and a 0.2% countercyclical leverage ratio buffer. These buffers translated into capital values of $20.6bn and $5.9bn respectively. We exceeded these leverage requirements throughout 1Q26.

Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	109.1	129.5	289.9	70.3	90.2	689.0
Counterparty credit risk	0.1	0.1	40.7	0.7	1.5	43.1
Market risk	0.1	0.1	25.5	0.2	6.2	32.1
Operational risk	23.7	21.5	62.3	17.3	(5.2)	119.6
At 31 Mar 2026	133.0	151.2	418.4	88.5	92.7	883.8
At 31 Dec 2025	136.2	149.6	415.4	89.9	97.5	888.6

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	135.1	68.8	317.4	19.7	62.2	23.8	49.2	12.8	689.0
Counterparty credit risk	0.3	24.2	11.1	1.0	3.7	0.6	2.2	—	43.1
Market risk2	0.3	26.9	18.5	3.4	3.2	0.5	1.8	0.1	32.1
Operational risk	23.9	23.1	63.1	5.1	8.3	6.1	5.8	(15.8)	119.6
At 31 Mar 2026	159.6	143.0	410.1	29.2	77.4	31.0	59.0	(2.9)	883.8
At 31 Dec 2025	158.0	146.0	411.8	27.2	74.0	32.5	57.0	2.1	888.6

1 Balances are on a third-party Group consolidated basis.
2 Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

RWA movement by legal entities by key driver[1]

	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc2	The Hongkong and Shanghai Banking Corporation Limited2	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2026	157.9	121.1	392.9	24.8	71.2	31.9	54.9	(4.6)	38.5	888.6
Asset size	2.6	(0.2)	6.6	1.2	2.4	(1.4)	3.3	0.5	(6.3)	8.7
Asset quality	1.0	0.2	(4.9)	—	0.9	(0.1)	(0.2)	—	—	(3.1)
Model updates	0.1	—	(0.5)	—	—	—	—	—	—	(0.4)
Methodology and policy	(0.4)	(2.4)	0.6	(0.2)	(0.2)	—	—	1.2	(0.1)	(1.5)
Acquisitions and disposals2	—	(1.5)	(2.0)	—	—	—	—	—	—	(3.5)
Foreign exchange movements3	(1.9)	(1.1)	(1.1)	—	(0.1)	0.1	(0.8)	(0.1)	—	(5.0)
Total RWA movement	1.4	(5.0)	(1.3)	1.0	3.0	(1.4)	2.3	1.6	(6.4)	(4.8)
RWAs at 31 Mar 2026	159.3	116.1	391.6	25.8	74.2	30.5	57.2	(3.0)	32.1	883.8

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk					Market risk	Total RWAs
	Hong Kong	UK	CIB	IWPB2	Corporate Centre2
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2026	135.6	149.6	390.9	89.6	84.4	38.5	888.6
Asset size	1.1	2.5	8.1	0.1	3.2	(6.3)	8.7
Asset quality	(3.5)	0.8	(0.1)	(0.3)	—	—	(3.1)
Model updates	(0.5)	0.1	—	—	—	—	(0.4)
Methodology and policy	0.8	(0.2)	(2.8)	0.4	0.4	(0.1)	(1.5)
Acquisitions and disposals2	—	—	(0.9)	(1.0)	(1.6)	—	(3.5)
Foreign exchange movements3	(0.6)	(1.7)	(2.3)	(0.5)	0.1	—	(5.0)
Total RWA movement	(2.7)	1.5	2.0	(1.3)	2.1	(6.4)	(4.8)
RWAs at 31 Mar 2026	132.9	151.1	392.9	88.3	86.5	32.1	883.8
1 Balances are on a third-party Group consolidated basis.
2 Includes changes in the allocation of $0.5bn significant investment RWAs from HSBC Bank plc to The Hongkong and Shanghai Banking Corporation Limited, following the disposal of the UK life insurance business.
3 Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.

Overall, RWAs decreased by $4.8bn during 1Q26, primarily due to a decline in market risk RWAs, foreign currency translation differences, strategic transactions and asset quality movements, partly offset by increased corporate lending.

Asset size

Asset size increased by $8.7bn, of which $15.0bn related to credit risk asset size, largely driven by higher corporate lending in our CIB and UK businesses, and in SAB within Corporate Centre.

Market risk RWAs decreased by $6.3bn, largely driven by approximately $7bn from the reversal of foreign exchange (‘FX’) hedges associated with the privatisation of Hang Seng Bank, partly offset by other movements in FX positions.

Asset quality

The $3.1bn decrease in RWAs was primarily due to credit quality improvements and portfolio mix changes mainly in our Hong Kong business, partly offset by credit risk migrations and portfolio mix changes in our UK business.

Model updates

The decrease of $0.4bn in RWAs was primarily driven by the implementation of a model for Hong Kong mortgages.

Methodology and policy

The $1.5bn decrease in RWAs was primarily due to credit risk parameter changes, including methodology changes to our undrawn exposures within the CIB business. This was partly offset by risk parameter updates in our Hong Kong business.

Acquisitions and disposals

RWAs decreased by $3.5bn as a result of increased threshold deductions from CET1 capital due to the privatisation of Hang Seng Bank and the sale of our business in South Africa.

Additional information

Dividends

Fourth interim dividend for 2025

On 25 February 2026, the Directors approved a fourth interim dividend for 2025 of $0.45 per ordinary share, which was paid on 30 April 2026 in cash. The pound sterling and Hong Kong dollar amounts of approximately £0.333016 and HK$3.522942 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 20 April 2026.

First interim dividend for 2026

On 5 May 2026, the Directors approved a first interim dividend in respect of the financial year ending 31 December 2026 of $0.10 per ordinary share (the ‘dividend‘), an expected distribution of approximately $1.72bn. The dividend will be payable on 26 June 2026 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 15 May 2026.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am local time on 15 June 2026. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 14 May 2026. American Depositary Shares (’ADSs‘) in New York will be quoted ex-dividend on 15 May 2026.

The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.

The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.

The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.

Changes to currency elections must be received by 10 June 2026 to be effective for this dividend.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 26 June 2026 to holders of record on 15 May 2026. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 5 June 2026.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 15 May 2026 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 15 May 2026. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 14 May 2026.

Transfers of ADSs must be lodged with the depositary by 11.00am local time on 15 May 2026 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference shares

A quarterly dividend of £0.01 per Series A sterling preference share is payable on 16 March, 15 June, 15 September and 15 December 2026 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 June 2026 to holders of record on 29 May 2026.

For and on behalf of

HSBC Holdings plc

Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman

† Independent non-executive Director

Cautionary statement regarding forward-looking statements

This Earnings Release 1Q26 contains certain forward-looking statements with respect to HSBC’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and environmental, social and governance (‘ESG’) ambitions, targets and commitments described herein.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ’may‘, ’will‘, ’should‘, ‘expects‘, ‘targets’, ’anticipates‘, ‘intends’, ’plans‘, ‘believes’, ’seeks‘, ‘estimates’, ’potential‘ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

-
changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war, the conflict in the Middle East that began on 28 February 2026, or any potential military action or conflict elsewhere, and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, the conflict in the Middle East, or any potential military action or conflict elsewhere, inflationary pressures, commodity price changes, and ongoing developments in the commercial real estate sector and the residential property sector in mainland China and Hong Kong); potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including fluctuations in Hibor and the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets and the risk of disruptive correction stemming from high company valuations; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war, the conflict in the Middle East, or any potential military action or conflict elsewhere, and the related imposition of sanctions, export-control and trade and investment restrictions, as well as increased market volatility, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions between China and the US, which may extend to and involve other countries and territories, and developments in Hong Kong and Taiwan and the surrounding maritime region, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC’s actions in managing and mitigating ESG-related risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; the significant depreciation of the US dollar through 2025, with volatility expected to persist; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; and price competition in the market segments we serve;
-
changes in government policy and regulation, as well as monetary, fiscal, interest rate and other policies of central banks and other regulatory authorities in the major markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of changes in government following national elections, higher social welfare commitments and increased government expenditure on defence, energy security and climate transition in the markets where the Group operates); continued volatility in trade and tariff policies, changes in tariff rates, including sector-specific levies imposed by various nations, including the US, which could further disrupt supply chains and reduce global trade growth; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the Group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
-
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG ambitions, targets and commitments (including the positions set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected outcomes of our strategic priorities and may result in reputational risks; evolving regulatory requirements and the development of new technologies, including AI, affecting how we manage risk, including model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business; our ability to successfully execute and implement the announced strategic reorganisation of the Group; changes in our ability to manage third-party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and an inclusive and skilled workforce; and changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risk - Managing risk’ on page 34 of this Earnings Release 1Q26.

Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 1Q26 is available in our Annual Report and Accounts for the fiscal year ended 31 December 2025, which was filed with the SEC on Form 20-F on 26 February 2026.

Investor relations/media relations contacts

For further information contact:
Investor relations	Media relations
UK – Alastair Ryan	UK – HSBC Group Press Office
Telephone: +44 (0)7468 703 010	Telephone: +44 (0)20 7991 8096
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Yafei Tian	Hong Kong – Aman Ullah
Telephone: +852 2899 8909	Telephone: +852 3941 1120
Email: investorrelations@hsbc.com.hk	Email: aspmediarelations@hsbc.com.hk

Abbreviations
1Q25	First quarter of 2025
1Q26	First quarter of 2026
2Q26	Second quarter of 2026
4Q25	Fourth quarter of 2025
ADR	American Depositary Receipt
ADS	American Depositary Share
AI	Artificial intelligence
AIEA	Average interest-earning assets
Banking NII	Banking net interest income
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CIB	Corporate and Institutional Banking, a business segment
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRE	Commercial real estate
CSM	Contractual service margin
Dec	December
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

ECM	Equity capital markets
ESG	Environmental, social and governance
EU	European Union
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GPS	Global Payments Solutions
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong's largest banks
Hibor	Hong Kong interbank offered rate
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
IWPB	International Wealth and Premier Banking, a business segment
LCR	Liquidity coverage ratio
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2026
LTV	Loan to value
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Mar	March
Medium term	For our financial targets, we define medium term as three to five years, commencing 1 January 2026
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NNM	Net new money
PD	Probability of default
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Prudential rules
Refers to the UK Capital Requirements Regulation, the PRA Rulebook and any laws, regulations, requirements, rules, guidelines, standards and policies relating to capital adequacy, leverage and liquidity adopted by the relevant regulators, as applicable, and which are applicable to HSBC

Revenue	Net operating income before change in ECL
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
UAE	United Arab Emirates
UK	United Kingdom
UK Capital Requirements Regulation	Refers to Regulation (EU) No. 575/2013, as amended or supplemented, as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended
US	United States of America
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/9920C_1-2026-5-5.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 05 May 2026
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